AUBURN NATIONAL BANCORPORATION, INC. | **2023 ANNUAL REPORT**


AUBURNBANK

BUILT ON PURPOSE



BUILT ON **PURPOSE** | 2023 ANNUAL REPORT



AUBURN NATIONAL
Bancorporation, Inc.



 It has been my distinct honor to take over as President and CEO effective January 1, 2023, and I cannot be more enthusiastic about our future.

David Hedges
President & CEO

FROM THE PRESIDENT AND CEO

Although the banking industry remains strong and stable, bank customers and shareholders across the country took notice following the failure of Silicon Valley Bank in March 2023, the second largest bank failure in U.S. history at the time. It was an important reminder that the relationship between our bank and our communities is what keeps us strong. It is the reason we were founded 116 years ago, and it is the reason we are still here.

The events of 2023 also serve as a reminder that AuburnBank was and is built on Purpose, a Purpose that is defined by community, service, and trust and is the theme of this Annual Report. In the foreword to the book *More than Money*, which chronicles AuburnBank's first 100 years, our former Chairman, E.L. Spencer, Jr., captures and emphasizes the significance of Purpose when he writes, "AuburnBank was organized to serve our citizens, our community, and our college. It has not always been easy. There have been setbacks along the way, but the purpose remained the same, and our customers, community and owners have profited from the results."

Since 1907, AuburnBank has weathered the ups and downs of interest rates, markets, and the economy, and 2023 was no exception. The Federal Open Market Committee raised its benchmark federal funds rate 11 times or 5.25% in the span of approximately 14 months from March 2022 to July 2023, resulting in the highest federal funds rate in over two decades and the fastest increase in rates since the 1980s.

While customers have benefitted from loans with low fixed rates and improving yields on their savings accounts and certificates of deposit, there is no avoiding the fact that the rapid increase in rates has put pressure on bank net interest margins, including ours. As a result, we acted decisively in December 2023 to reposition our balance sheet by selling low-yielding securities and repaying high-cost wholesale deposits with the goal of improving our future earnings, our interest rate risk profile, and the book value of our stockholder's equity to total assets, which is sometimes referred to as the tangible common equity (TCE) ratio.

During 2023, cash and cash equivalents as a percent of total assets increased to 7.3% from 2.7%, loans as a percent of total assets increased to 57.1% from 49.3%, the Company's highest level since 2018, and our TCE ratio improved to 7.84% from 6.65%.

When evaluating our earnings performance, I'd like to point out a few significant items affecting 2023 and 2022 results that may be helpful in comparing year over year results. Through the first nine months of 2023, we reported net earnings of $5.4 million before electing to reposition our balance sheet during the fourth quarter of 2023. As a result, we reported a net loss for the fourth quarter of $4.0 million, resulting in net earnings of $1.4 million for the full year 2023, compared to $10.3 million in 2023.

Non-routine items affecting 2022 included a gain on sale of land and a one-time payroll tax credit. The after-tax impact of these non-routine items improved net earnings by $3.6 million in 2022. Excluding the balance sheet repositioning strategy and the non-routine items described above, net earnings would have been $6.1 million in 2023, compared to $6.7 million in 2022.

It has been my distinct honor to take over as President and CEO effective January 1, 2023, and I cannot be more enthusiastic about our future. We have a strong and capable management team, we hold leading deposit market share positions in the communities we serve, and the communities we serve are growing.

While the current operating environment will continue to present challenges in 2024, we are busy refining our strategy to improve our long-term earnings and book value per share growth for you, our owners.



David Hedges
President & CEO



 We remain focused on serving our local communities and the entire East Alabama region with competitive products and services, top quality service, and giving back to many worthy civic and community organizations that make our local communities a special place to live, work, and raise a family.

Robert W. Dumas
Chairman

TO OUR SHAREHOLDERS AND FRIENDS

Within the financial industry, 2023 was a very challenging year. The many rate increases that were affirmatively approved by the Federal Open Market Committee in 2022 and 2023, coupled with the failure of several large banks in 2023, created an unsettling economic environment within our country. Fortunately, AuburnBank, as it has done during difficult times since its inception in 1907, implemented a strategic transaction, repositioning our balance sheet in the fourth quarter of 2023. This transaction significantly impacted our fourth quarter and year-end earnings, but is expected to improve the bank's interest rate profile and future earnings. Our capital, liquidity, asset quality, and loan growth continue to be very strong for our bank. The bank's experienced Board of Directors continues to be very engaged with management in the development and execution of strategic initiatives that enhance the bank's earnings and overall financial condition. Increasing shareholder value remains a top priority through the growth of earnings, dividends, and equity.

Throughout our 116-year history, we have been committed to our core objectives that not only include financial goals, but also embrace involvement in many aspects of our local charities, special events, and opportunities for service. We remain focused on serving our local communities and the entire East Alabama region with competitive products and services, top quality service, and giving back to many worthy civic and community organizations that make our local communities a special place to live, work, and raise a family. Under the quality leadership of our President, David Hedges, and management team, I am confident that AuburnBank will continue to be a market leader in the communities we serve. We appreciate and highly value the trust and confidence that our customers, our shareholders, and our communities continue to demonstrate in us through their support of and loyalty to our bank.

As we look to the future, remember AuburnBank was built with a purpose to serve our customers, our shareholders, and our communities with financial services and products that contribute to the growth and well-being of all citizens, and this mission is still true today. Thank you for your loyal support and belief in our bank. We continue to be Champions of You!



Robert W. Dumas
Chairman

BUILT ON **PURPOSE**

2023 IS A REMINDER THAT AUBURNBANK WAS AND IS BUILT ON PURPOSE, A PURPOSE THAT IS DEFINED BY COMMUNITY, SERVICE, AND TRUST.

DAVID HEDGES, PRESIDENT & CEO

AUBURNBANK CENTER

100



BUILT ON COMMUNITY

AuburnBank was built on a foundation of caring for our neighbors and promoting the communities we serve, and this special relationship is what keeps us strong. Partnering with such vital organizations as United Way, Habitat for Humanity, and Miracle League of East Alabama is part of our mission and our culture.

Whether it's providing needy families with warm coats for winter, acquiring essential personal items for individuals battling chronic illness, or educating first graders about how a bank works and the importance of saving, we are here to serve and have been doing so for 116 years.







As a part of their study of finance, students from EAGLES, Auburn University's comprehensive transition program for students with intellectual disabilities, recently visited AuburnBank. They toured the new AuburnBank Center and participated in a Q&A session on banking led by a bank officer.









Andy DeVoise and Bob Dumas first met in 1969 in high school and have remained friends ever since, always greeting each other the same way, "hello my friend, hello my golf friend." Andy received his first loan at AuburnBank and has been a dedicated customer for 50 years.

BUILT ON SERVICE

Relying on sound business practices with a human touch is the AuburnBank way. Whether it's our commercial lending team supporting small businesses, our mortgage team providing personal step-by-step assistance to first-time home buyers, or our customer service representatives helping account holders manage their financial needs, our people always strive to make a positive impact in the lives of our customers.

Branch Specialist Daniel Hancock assists 30-year banking customer Dr. Warren McCord with his safe deposit box in the new AuburnBank Center in downtown Auburn.

Welcome To AuburnBank
I need to open a checking account
I'm ready to apply for a mortgage
I want to make an appointment
Building Community
I need to open a checking account

AuburnBank.com

We also understand the importance of serving our customers through digital means. Enjoy exploring our newly developed and recently launched website to discover the many products and services we offer for your banking convenience.



BUILT ON TRUST



Building trust with our customers, our business partners, our shareholders, and our communities requires leadership by individuals who are committed to our core values and have the experience and ability to make sound business decisions. AuburnBank continues its long legacy of being led by such individuals. Our current board of directors and advisory board members represent more than 250 combined and committed years of service to AuburnBank.

Accountability and oversight by our board is critical to the safety and stability of AuburnBank.





AUBURN NATIONAL BANCORPORATION, INC. AND AUBURNBANK BOARD OF DIRECTORS

Robert W. Dumas
Chairman

Terry Andrus
Retired, CEO,
East Alabama Health

C. Wayne Alderman
Secretary to ANBC
Dean and Professor Emeritus,
College of Business,
Auburn University

J. Tutt Barrett
Attorney,
Dean and Barrett

Laura Cooper
Executive Director,
Lee County Youth Development

William F. Ham, Jr.
Owner, Varsity Enterprises

David A. Hedges
President & CEO

David E. Housel
Director of Athletics Emeritus,
Auburn University

Anne May
Retired Partner, Machen,
McChesney & Chastain, CPAs

OPELIKA BRANCH ADVISORY BOARD

William H. Brown
President, Brown Agency, Inc.

William G. Dyas
Realtor, First Realty

Doug M. Horn
Owner, Doug Horn Roofing
& Contracting Co.

William P. Johnston
President, J&M Bookstore

R. Kraig Smith M.D.
Lee OBGYN

Sherrie M. Stanyard
Retired, Craftmaster Printers, Inc.

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.



VALLEY BRANCH ADVISORY BOARD

Terrell E. Bishop
Retired, AuburnBank

H. David Ennis, Sr.
President, Novelli-Ennis
& Company, CPA

John H. Hood, II
Pharmacist, Hood's Pharmacy

Claude E. (Skip) McCoy, Jr.
Attorney, Johnson, Caldwell,
& McCoy Law Firm

Frank P. Norman
Owner, Johnny's
New York Style Pizza
and WingStop



AUBURNBANK OFFICERS

Robert W. Dumas
Chairman

David Hedges
President &
Chief Executive Officer

James Walker
Senior Vice President
Chief Financial Officer

S. Mark Bridges
Senior Vice President,
Commercial/Consumer
Loans

James E. Dulaney
Senior Vice President,
Business Development
Commercial/Consumer Loans

Bruce Emfinger
Senior Vice President,
Valley City President

Pam Fuller
Senior Vice President,
Operations

April Herring
Senior Vice President,
Mortgage Division Manager

Marla Kickliter
Senior Vice President,
Compliance & Internal Audit

Wanda McCaghren
Senior Vice President,
Commercial/Consumer
Loans

Shannon O'Donnell
Senior Vice President,
Credit Administration,
Chief Risk Officer

Greg Pettey
Senior Vice President,
Commercial/Consumer
Loans

Tamela Seymour
Senior Vice President,
Chief Human Resource Officer

Jerry Siegel
Senior Vice President, IT/IS
Chief Technology Officer

C. Eddie Smith
Senior Vice President,
Opelika City President

Robert Smith
Senior Vice President,
Chief Lending Officer

Jeff Stewart
Senior Vice President,
Collection Supervisor,
Commercial Lender

David Warren
Senior Vice President,
Commercial/Consumer
Loans

Kris Blackmon
Vice President,
Asset/Liability Manager
Chief Investment Officer

Laura Carrington
Vice President,
Human Resource Officer

Christy Fogle
Vice President,
Credit Administration
CRA Officer

Vickie Garner
Vice President,
Loan Operations Manager

Lance Hemmings
Vice President,
Commercial/Consumer
Loans

James R. Pack
Vice President,
Financial Reporting

Karen Bence
Assistant Vice President,
Security, BSA/OFAC
Officer

Suzanne Gibson
Assistant Vice President,
Portfolio Management
Officer

Kathy Ingram
Assistant Vice President,
Head Commercial/Consumer
Loan Processor Officer

Woody Odom
Assistant Vice President,
IT/IS

Cindy Royster
Assistant Vice President,
Branch Administration
& IRA Specialist

Rhonda Sanders
Assistant Vice President
Deposit Operations,
Customer Identification
Program Officer

Joanna Watts
Assistant Vice President,
IT/IS Officer

Latoya Watts
Assistant Vice President,
Training Officer

Luellen Bishop
Shareholder Relations &
Funds Management Officer

Susan Groover
Assistant BSA/OFAC Officer,
Assistant Security Officer

Andrea Jackson
Portfolio Manager I

Libba Paulk
Executive Assistant to
the President/CEO

Lolly Steiner
Community Relations
& Marketing Officer

Leigh Ann Thompson
Treasury Management &
Electronic Services Officer

AUBURN NATIONAL BANCORPORATION, INC.
FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the Years Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Earnings					
Net Interest Income	$26,328	$27,166	$23,990	$24,338	$26,064
Provision for Credit Losses	135	1,000	<600>	1,100	<250>
Net Earnings	1,395	10,346	8,039	7,454	9,741
Per Share:					
Net Earnings	0.40	2.95	2.27	2.09	2.72
Cash Dividends	1.08	1.06	1.04	1.02	1.00
Book Value	21.90	19.42	29.46	30.20	27.57
Shares Issued	3,957,135	3,957,135	3,957,135	3,957,135	3,957,135
Weighted Average Shares Outstanding	3,498,030	3,510,869	3,545,310	3,566,207	3,581,476
Financial Condition					
Total Assets	975,255	1,023,888	1,105,150	956,597	828,570
Loans, Net of Unearned Income	557,294	504,458	458,364	461,700	460,901
Investment Securities	270,910	405,304	421,891	335,177	235,902
Total Deposits	896,243	950,337	994,243	839,792	724,152
Stockholders' Equity	76,507	68,041	103,726	107,689	98,328
Selected Ratios					
Return on Average Total Assets	0.14%	0.96%	0.78%	0.83%	1.18%
Return on Average Total Equity	2.05%	12.48%	7.54%	7.12%	10.35%
Average Stockholders' Equity to Average Assets	6.66%	7.72%	10.39%	11.63%	11.39%
Allowance for Credit Losses as a % of Loans	1.23%	1.14%	1.08%	1.22%	0.95%
Loans to Total Deposits	62.18%	53.08%	46.10%	54.98%	63.65%

Financial Section

Auburn National Bancorporation, Inc. 2023 Annual Report

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various of the statements made herein under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations", and in our Annual Report on Securities and Exchange Commission (the "Commission") Form 10-K under "Quantitative and Qualitative Disclosures about Market Risk", "Risk Factors" "Description of Property" and elsewhere, are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Annual Report on Form 10-K is available free of charge from the Commission's internet website at *www.sec.gov* or through the Company's internet website at *www.auburnabnk.com* under "About Us – Investor Relations."

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, achievements or financial condition of the Company to be materially different from future results, performance, achievements or financial condition expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "designed", "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: (i) the effects of future economic, business and market conditions and changes, foreign, domestic and locally, including inflation, seasonality, natural disasters or climate change, such as rising sea and water levels, hurricanes and tornados, COVID-19 or other health crises, epidemics or pandemics including supply chain disruptions, inventory volatility, and changes in consumer behaviors; (ii) the effects of war or other conflicts, acts of terrorism, trade restrictions, sanctions or other events that may affect general economic conditions; (iii) governmental monetary and fiscal policies, including the continuing effects of COVID-19 fiscal and monetary stimuli, and subsequent changes in monetary policies in response to inflation, including increases in the Federal Reserve's target federal funds rate and reductions in the Federal Reserve's holdings of securities through quantitative tightening; and the duration that the Federal Reserve will keep its targeted federal funds rates at or above current rates to meet its long term inflation target of 2%; (iv) legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and rules and their application by our regulators, including capital and liquidity requirements, and changes in the scope and cost of FDIC insurance; (v) changes in accounting pronouncements and interpretations, including the required use, beginning January 1, 2023, of Financial Accounting Standards Board's ("FASB") Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," as well as the updates issued since June 2016 (collectively, FASB ASC Topic 326) on Current Expected Credit Losses ("CECL"), and ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates troubled debt restructurings ("TDRs") and related guidance; (vi) the failure of assumptions and estimates, including those used in the Company's CECL models to establish our allowance for credit losses and estimate asset impairments, as well as differences in, and changes to, economic, market and credit conditions, including changes in borrowers' credit risks and payment behaviors from those used in our CECL models and loan portfolio reviews; (vii) the risks of changes in market interest rates and the shape of the yield curve on customer behaviors; the levels, composition and costs of deposits, loan demand and mortgage loan originations; the values and liquidity of loan collateral, our securities portfolio and interest-sensitive assets and liabilities; and the risks and uncertainty of the amounts realizable on collateral; (viii) the risks of increases in market interest rates creating unrealized losses on our securities available for sale, which adversely affect our stockholders' equity for financial reporting purposes and our tangible equity; (ix) changes in borrower liquidity and credit risks, and savings, deposit and payment behaviors; (x) changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes; (xi) changes in the prices, values and sales volumes of residential and commercial real estate; (xii) the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, including the disruptive effects of financial technology and other competitors who are not subject to the same regulation, including capital, and supervision and examination, as the Company and the Bank and credit unions, which are not subject to federal income taxation; (xiii) the timing and amount of rental income from third parties following the June 2022 opening of our new headquarters; (xiv) the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions; (xv) changes in technology or products that may be more difficult, costly, or less effective than anticipated; (xvi) cyber-attacks and data breaches that may compromise our systems, our vendors' systems or customers' information; (xvii) the risks that our deferred tax assets ("DTAs") included in "other assets" on our consolidated balance sheets, if any, could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated, and sales of our capital stock could trigger a reduction in the amount of net operating loss carry-forwards that we may be able to utilize for income tax purposes; (xviii) the risks that our dividends, share repurchases and discretionary bonuses are limited by regulation to the maintenance of a capital conservation buffer of 2.5% and our future earnings and "eligible retained earnings" over rolling four calendar quarter periods; (xix) other factors and risks described under "Risk Factors" herein and in any of our subsequent reports that we make with the Securities and Exchange Commission (the "Commission" or "SEC") under the Exchange Act.

All written or oral forward-looking statements that we make or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

BUSINESS INFORMATION

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling AuburnBank, an Alabama state member bank with its principal office in Auburn, Alabama (the "Bank"). The Company and its predecessor have controlled the Bank since 1984. As a bank holding company, the Company may diversify into a broader range of financial services and other business activities than currently are permitted to the Bank under applicable laws and regulations. The holding company structure also provides greater financial and operating flexibility than is presently permitted to the Bank.

The Bank has operated continuously since 1907 and currently conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank has been a member of the Federal Reserve Bank of Atlanta (the "Federal Reserve Bank") since April 1995. The Bank's primary regulators are the Federal Reserve and the Alabama Superintendent of Banks (the "Alabama Superintendent"). The Bank has been a member of the Federal Home Loan Bank of Atlanta (the "FHLB-Atlanta") since 1991.

Services

The Bank offers checking, savings, transaction deposit accounts and certificates of deposit, and is an active residential mortgage lender in its primary service area. The Bank's primary service area includes the cities of Auburn and Opelika, Alabama and nearby surrounding areas in East Alabama, primarily in Lee County. The Bank also offers commercial, financial, agricultural, real estate construction and consumer loan products and other financial services. The Bank is one of the largest providers of automated teller machine ("ATM") services in East Alabama and operates ATM machines in 12 locations in its primary service area. The Bank offers Visa® Checkcards, which are debit cards with the Visa logo that work like checks and can be used anywhere Visa is accepted, including ATMs. The Bank's Visa Checkcards can be used internationally through the Plus® network. The Bank offers online banking, bill payment and other electronic banking services through its Internet website, *www.auburnbank.com*. Our online banking services, bill payment and electronic services are subject to certain cybersecurity risks. See "Risk Factors – Our information systems may experience interruptions and security breaches."

The Bank does not offer any services related to any Bitcoin or other digital or crypto instruments or stablecoins or businesses.

Loans and Loan Concentrations

The Bank makes loans for commercial, financial and agricultural purposes, as well as for real estate mortgages, real estate acquisition, construction and development and consumer purposes. While there are certain risks unique to each type of lending, management believes that there is more risk associated with commercial, real estate acquisition, construction and development, agricultural and consumer lending than with residential real estate mortgage loans. To help manage these risks, the Bank has established underwriting standards used in evaluating each extension of credit on an individual basis, which are substantially similar for each type of loan. These standards include a review of the economic conditions affecting the borrower, the borrower's financial strength and capacity to repay the debt, the underlying collateral and the borrower's past credit performance. We apply these standards at the time a loan is made and monitor them periodically throughout the life of the loan. See "Lending Practices" for a discussion of regulatory guidance on commercial real estate lending.

Our commercial real estate ("CRE") loans, including $66.8 million of loans on owner occupied property, as of December 31, 2023 totaled $287.3 million (52% of total loans). Our regulators' CRE Guidance excludes loans on owner occupied property from CRE. Excluding our owner occupied loans, our CRE loans were $220.5 million (40% of total loans) at year end 2023. See "Lending Practices – *CRE.*"

The Bank has loans outstanding to borrowers in all industries within our primary service area. Any adverse economic or other conditions affecting these industries would also likely have an adverse effect on the local workforce, other local businesses, and individuals in the community that have entered into loans with the Bank. For example, the auto manufacturing business and its suppliers have positively affected our local economy, but automobile sales manufacturing is cyclical and adversely affected by increases in interest rates. Decreases in automobile sales, including adverse changes due to interest rate increases, and the remaining economic effects of the COVID-19 pandemic, including continuing supply chain disruptions and a tight labor market, could adversely affect nearby Kia and Hyundai automotive plants and their suppliers' local spending and employment, and could adversely affect economic conditions in the markets we serve. However, management believes that due to the diversified mix of industries located within our markets, adverse changes in one industry may not necessarily affect other area industries to the same degree or within the same time frame. The Bank's primary service area also is subject to both local and national economic conditions and fluctuations. While most loans are made within our primary service area, some residential mortgage loans are originated outside the primary service area, and the Bank from time to time has purchased loan participations from outside its primary service area. We also may make loans to other borrowers outside these areas, especially where we have a relationship with the borrower, or its business or owners.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2023 and 2022 and our results of operations for the years ended December 31, 2023 and 2022. The purpose of this discussion is to provide information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein. In addition, this discussion and analysis contains forward-looking statements, so you should refer to Item 1A, "Risk Factors" and "Special Cautionary Notice Regarding Forward-Looking Statements".

OVERVIEW

The Company was incorporated in 1990 under the laws of the State of Delaware and became a bank holding company after it acquired its Alabama predecessor, which was a bank holding company established in 1984. The Bank, the Company's principal subsidiary, is an Alabama state-chartered bank that is a member of the Federal Reserve System and has operated continuously since 1907. Both the Company and the Bank are headquartered in Auburn, Alabama. The Bank conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank operates full-service branches in Auburn, Opelika, Notasulga and Valley, Alabama. The Bank also operates a loan production office in Phenix City, Alabama.

Summary of Results of Operations

(Dollars in thousands, except per share data)		Year ended December 31		
		2023		2022
Net interest income (a)	$	26,745	$	27,622
Less: tax-equivalent adjustment		417		456
Net interest income (GAAP)		26,328		27,166
Noninterest income		(2,981)		6,506
Total revenue		23,347		33,672
Provision for credit losses		135		1,000
Noninterest expense		22,594		19,823
Income tax (benefit) expense		(777)		2,503
Net earnings	$	1,395	$	10,346
Basic and diluted net earnings per share	$	0.40	$	2.95

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

Financial Summary

The Company's net earnings were $1.4 million for the full year 2023, compared to $10.3 million for the full year 2022. Basic and diluted net earnings per share were $0.40 per share for the full year 2023, compared to $2.95 per share for the full year 2022.

Net earnings for 2023 included a loss on sale of securities, while 2022 net earnings included a gain on sale of land and a one-time payroll tax credit provided by the CARES Act. The after-tax impact of the loss on securities reduced 2023 net earnings by $4.7 million, while non-routine items in 2022 improved net earnings by $3.6 million. Excluding non-routine items, net earnings for the full year 2023 would have been $6.1 million, or $1.75 per share, compared to $6.7 million, or $1.92 per share for the full year 2022.

Net interest income (tax-equivalent) was $26.7 million in 2023, a 3% decrease compared to $27.6 million in 2022. This decrease was primarily due to a decline in interest earning assets, increased cost of funds and changes in our deposit mix, which was partially offset by a more favorable asset mix and higher yields on interest earnings assets. The Company's net interest margin (tax-equivalent) was 2.89% in 2023, compared to 2.81% in 2022. Average loans for 2023 were $523.8 million, a 15% increase from 2022.

At December 31, 2023, the Company's allowance for credit losses was $6.9 million, or 1.23% of total loans, compared to $5.8 million, or 1.14% of total loans, at December 31, 2022. The implementation of CECL required pursuant to Accounting Standards Codification ("ASC") 326, which was effective January 1, 2023, increased our allowance for credit losses by $1.0 million, or 0.20% of total loans, as a day one transition adjustment. For the full year 2023, increases in the allowance for credit losses due to changes in the composition and balance of loans during 2023 were largely offset by reductions in the allowance for credit losses due to the resolution of collateral dependent nonperforming loans.

The Company recorded a provision for credit losses of $0.1 million in 2023 compared to $1.0 million during 2022. The provision for credit losses under CECL is reflective of the Company's credit risk profile and the future economic outlook and forecasts. Our CECL model is largely influenced by economic factors including, most notably, the anticipated unemployment rate. The decrease in provision for credit losses was primarily related to the downgrade of one borrowing relationship in the fourth quarter of 2022, where one of these loans was repaid in full during the second quarter of 2023.

Noninterest income was a loss of $3.0 million in 2023 compared to income of $6.5 million in 2022. Excluding the pre-tax securities loss of $6.3 million related to the balance sheet repositioning strategy in 2023, noninterest income would have been $3.3 million for 2023, compared to noninterest income of $3.3 million in 2022 after excluding the pre-tax gain of $3.2 million on the sale of land.

Noninterest expense was $22.6 million in 2023 compared to $19.8 million in 2022. Excluding the impact of the one-time payroll tax credit of $1.6 million, noninterest expense would have been $21.4 million in 2022. This increase in noninterest expense reflects increases in net occupancy and equipment expenses of $0.2 million related to the Company's new headquarters, which opened in June 2022, professional fees expense of $0.3 million, other real estate owned expense of $0.1 million, FDIC and other regulatory assessments expenses of $0.2 million and other noninterest expense of $0.5 million, partially offset by decreases in salaries and benefits expense of $0.2 million.

The provision for income taxes was a benefit of $0.8 million for an effective tax rate of (125.73)% for 2023, compared to tax expense of $2.5 million and an effective tax rate of 19.48% for 2022. This decrease was primarily due to a decrease in pre-tax earnings in 2023 resulting from the balance sheet repositioning. The Company's effective income tax rate otherwise is principally affected by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits.

The Company paid cash dividends of $1.08 per share in 2023, an increase of 2% from 2022. At December 31, 2023, the Bank's regulatory capital ratios were well above the minimum amounts required to be "well capitalized" under current regulatory standards with a total risk-based capital ratio of 15.52%, a tier 1 leverage ratio of 9.72% and common equity tier 1 ("CET1") of 14.52% at December 31, 2023.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for credit losses, our determination of credit losses for investment securities, recurring and non-recurring fair value measurements, the valuation of other real estate owned, and the valuation of deferred tax assets, were critical to the determination of our financial position and results of operations. Other policies also require subjective judgment and assumptions and may accordingly impact our financial position and results of operations. On January 1, 2023, we adopted FASB ASU 2016-13 *Financial Instruments - Credit Losses* (Topic 326) which significantly changes our methodology for determining our allowance for credit losses, and ASU 2022-02*, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* which eliminated the accounting guidance for TDRs, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty.

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company's loan loss estimation process includes procedures to appropriately consider the unique characteristics of its loan segments (commercial and industrial, construction and land development, commercial real estate, multifamily, residential real estate, and consumer loans). These segments are further disaggregated into loan classes, the level at which credit quality is monitored. See Note 5, Loans and Allowance for Credit Losses, for additional information about our loan portfolio.

Credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans.

The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and LGD, which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. The forecasted Alabama unemployment rate is considered in the model for commercial and industrial, construction and land development, commercial real estate, multifamily, and residential real estate loans. In addition, forecasted changes in the Alabama home price index is considered in the model for construction and land development and residential real estate loans; forecasted changes in the national commercial real estate ("CRE") price index is considered in the model for commercial real estate and multifamily loans; and forecasted changes in the Alabama gross state product is considered in the model for multifamily loans. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to forecast quarterly rates of default based on the statistical PD models.

Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments and principal payments ("curtailments") when appropriate. Management's determination of the contract term excludes expected extensions, renewals, and modifications unless the extension or renewal option is included in the contract at the reporting date and is not unconditionally cancellable by the Company. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is 4 quarters for the Company), the Company reverts, on a straight-line basis back to the historical rates over an 8 quarter reversion period.

The weighted average remaining life method was deemed most appropriate for the consumer loan segment because consumer loans contain many different payment structures, payment streams and collateral. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. The average annual charge-off rate is applied to the contractual term adjusted for prepayments.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the estimated fair value of collateral held at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's consolidated statements of earnings. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Assessment for Allowance for Credit Losses – Available-for-Sale Securities

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to fair value through net income. If neither criterion is met, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income.

The Company is required to own certain stock as a condition of membership, such as the FHLB-Atlanta and Federal Reserve Bank of Atlanta ("FRB"). These non-marketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Fair Value Determination

U.S. GAAP requires management to value and disclose certain of the Company's assets and liabilities at fair value, including investments classified as available-for-sale and derivatives. ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For more information regarding fair value measurements and disclosures, please refer to Note 14, Fair Value, of the unaudited consolidated financial statements that accompany this report.

Fair values are based on active market prices of identical assets or liabilities when available. Comparable assets or liabilities or a composite of comparable assets in active markets are used when identical assets or liabilities do not have readily available active market pricing. However, some of the Company's assets or liabilities lack an available or comparable trading market characterized by frequent transactions between willing buyers and sellers. In these cases, fair value is estimated using pricing models that use discounted cash flows and other pricing techniques. Pricing models and their underlying assumptions are based upon management's best estimates for appropriate discount rates, default rates, prepayments, market volatility and other factors, taking into account current observable market data and experience. These assumptions may have a significant effect on the reported fair values of assets and liabilities and the related income and expense. As such, the use of different models and assumptions, as well as changes in market conditions, could result in materially different net earnings and retained earnings results.

Deferred Tax Asset Valuation

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2023 we had total deferred tax assets of $12.5 million included as "other assets", including $9.7 million resulting from unrealized losses in our securities portfolio. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2023. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

Average Balance Sheet and Interest Rates

		Year ended December 31				
		2023			**2022**	
		Average Balance	**Yield/ Rate**		**Average Balance**	**Yield/ Rate**
(Dollars in thousands)						
Loans and loans held for sale	$	523,838	4.76%	$	454,604	4.45%
Securities - taxable		335,366	2.15%		364,006	1.81%
Securities - tax-exempt (a)		52,122	3.81%		61,614	3.53%
Total securities		387,488	2.37%		425,620	2.06%
Federal funds sold		5,221	4.79%		43,766	1.00%
Interest bearing bank deposits		8,593	4.92%		58,141	0.99%
Total interest-earning assets		925,140	3.76%		982,131	3.05%
Deposits:						
NOW		193,451	0.99%		197,177	0.19%
Savings and money market		289,235	0.74%		327,139	0.20%
Certificates of deposits		175,085	2.25%		154,273	0.84%
Total interest-bearing deposits		657,771	1.21%		678,589	0.34%
Short-term borrowings		3,255	2.21%		4,516	1.33%
Total interest-bearing liabilities		661,026	1.22%		683,105	0.35%
Net interest income and margin (a)	$	26,745	2.89%	$	27,622	2.81%

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

RESULTS OF OPERATIONS

Net Interest Income and Margin

Net interest income (tax-equivalent) was $26.7 million in 2023, compared to $27.6 million in 2022. This decrease was primarily due to a decline in interest earning assets and higher costs of funds partially offset by improvements in the Company's yield on interest earning assets. Net interest margin (tax-equivalent) increased to 2.89% in 2023, compared to 2.81% in 2022. This increase was primarily due to a more favorable asset mix and higher yields on interest earning assets. These higher yields on interest earning assets were partially offset by increased cost of funds. During 2023, the cost of funds increased to 122 basis points, compared to 35 basis points during 2022. Since March of 2022, the Federal Reserve increased the target federal funds range from 0 – 0.25% to 5.25 – 5.50%.

The tax-equivalent yield on total interest-earning assets increased by 71 basis points to 3.76% in 2023 compared to 3.05% in 2022. This increase was primarily due to changes in our asset mix and higher market interest rates on interest earning assets.

The cost of total interest-bearing liabilities increased by 87 basis points to 1.22% in 2023 compared to 0.35% in 2022. Our deposit costs may continue to increase if the Federal Reserve maintains or increases its target federal funds rate, market interest rates increase, and as customer behaviors change as a result of inflation and higher market interest rates, and we compete for deposits against other banks, money market mutual funds, Treasury securities and other interest bearing alternative investments.

The Company continues to deploy various asset liability management strategies to manage its risk from interest rate fluctuations. Deposit and loan pricing remains competitive in our markets. We believe this challenging rate environment will continue in 2024. Our ability to compete and manage our deposits costs until our interest-earning assets reprice and we generate new fixed rate loans with current market interest rates will be important to our net interest margin during the monetary tightening cycle that we believe will continue in 2024.

Provision for Credit Losses

On January 1, 2023, we adopted ASC 326, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loans. Accordingly, the provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses. The Company recorded a provision for credit losses of $0.1 million during 2023, compared to a provision for loan losses of $1.0 million for 2022. Provision for credit losses expense is affected by organic loan growth in our loan portfolio, our internal assessment of the credit quality of the loan portfolio, our expectations about future economic conditions and net charge-offs. Our CECL model is largely influenced by economic factors including, most notably, the anticipated unemployment rate, which may be affected by monetary policy. The provision for credit losses during 2023 was primarily related to an increase in the calculation of current expected credit losses due to loan growth during 2023. This was largely offset by the resolution of a collateral dependent nonperforming loan, with a recorded investment of $1.3 million and a corresponding allowance of $0.5 million, that was collected in full during the second quarter of 2023.

Our allowance for credit losses reflects an amount we believe appropriate, based on our allowance assessment methodology, to adequately cover all expected credit losses as of the date the allowance is determined. At December 31, 2023, the Company's allowance for credit losses was $6.9 million, or 1.23% of total loans, compared to $5.8 million, or 1.14% of total loans, at December 31, 2022. The implementation of CECL, as of January 1, 2023, increased our allowance for credit losses by $1.0 million, or 0.20% of total loans, as a day one transition adjustment to ASC 326.

Noninterest Income

			Year ended December 31	
(Dollars in thousands)		**2023**		**2022**
Service charges on deposit accounts	$	603	$	598
Mortgage lending		430		650
Bank-owned life insurance		411		317
Gain on sale of premises and equipment		—		3,234
Securities (losses) gains, net		(6,295)		12
Other		1,870		1,695
Total noninterest income	$	(2,981)	$	6,506

The Company's noninterest income from mortgage lending is primarily attributable to the (1) origination and sale of new mortgage loans and (2) servicing of mortgage loans. Origination income, net, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of mortgage loans, which are netted against the commission expense associated with these originations. The Company's normal practice is to originate mortgage loans for sale in the secondary market and to either sell or retain the MSRs when the loan is sold.

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Servicing fee income is reported net of any related amortization expense.

The Company evaluates MSRs for impairment quarterly. Impairment is determined by grouping MSRs by common predominant characteristics, such as interest rate and loan type. If the aggregate carrying amount of a particular group of MSRs exceeds the group's aggregate fair value, a valuation allowance for that group is established. The valuation allowance is adjusted as the fair value changes. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs.

The following table presents a breakdown of the Company's mortgage lending income for 2023 and 2022.

(Dollars in thousands)		Year ended December 31		
		2023		2022
Origination income	$	71	$	309
Servicing fees, net		359		341
Total mortgage lending income	$	430	$	650

The Company's income from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to the origination and sale of new mortgage loans. Origination income decreased as market interest rates on mortgage loans increased and mortgage loan volumes also decreased. The decrease in origination income was partially offset by an increase in mortgage servicing fees, net of related amortization expense as mortgage prepayment speeds slowed, resulting in decreased amortization expense.

Income from bank-owned life insurance was $411 thousand and $317 thousand for 2023 and 2022, respectively. Excluding a $52 thousand non-taxable death benefit received during 2023, income from bank-owned life insurance would have been $359 thousand and $317 thousand for 2023 and 2022, respectively.

In October 2022, the Company closed the sale of approximately 0.85 acres of land located next to the Company's headquarters in Auburn, Alabama for a purchase price of $4.3 million. The sale resulted in a gain of $3.2 million, net of prorations, closing costs and costs of demolishing the Bank's former main office building.

In December 2023, the Company announced it had repositioned its balance sheet by selling approximately $117.6 million, or 27%, of its available-for-sale securities with a weighted average book yield of 2.11% and a weighted average duration of 4.0 years, resulting in net losses on sale of the securities of approximately $6.3 million. Proceeds of $111.3 million from the sale of securities were used to repay wholesale funding of $48.0 million with a weighted average cost of 5.38%, while the remaining amounts were held in cash to fund future loan growth, higher-yielding securities, and other banking operations.

Other noninterest income was $1.9 million and $1.7 million for 2023 and 2022, respectively. The increase in other noninterest income was primarily related to insurance proceeds of $0.2 million received during 2023 related to property claims.

Noninterest Expense

(Dollars in thousands)		Year ended December 31		
		2023		2022
Salaries and benefits	$	12,101	$	12,307
Employee retention credit		—		(1,569)
Net occupancy and equipment		2,954		2,742
Professional fees		1,299		975
FDIC and other regulatory assessments		631		404
Other		5,609		4,964
Total noninterest expense	$	22,594	$	19,823

Salaries and benefits decreased during 2023 compared to 2022. A decrease in the number of full-time equivalents was partially offset by routine annual increases in salaries and wages.

The employee retention tax credit of $1.6 million in 2022 relates to a one-time payroll tax credit provided by the CARES Act and the 2020 Consolidated Appropriations Act.

The increase in net occupancy and equipment expense was primarily due to increased expenses related to the Company's new headquarters in downtown Auburn. This amount includes depreciation expense and costs associated with operating of the new headquarters. The Company relocated its main office branch and bank operations into its newly constructed headquarters during June 2022.

The increase in professional fees expense during 2023 compared to 2022 was primarily related to increased consulting and audit related fees during 2023.

The increase in FDIC and other regulatory assessments during 2023 compared to 2022 was primarily related to increases in the FDIC's initial base deposit insurance assessment rate. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35% by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, which began the first quarterly assessment period of 2023.

The increase in other noninterest expense was due to a variety of items including software costs, ATM and checkcard expenses, impairment related to new market tax credit investment due to remaining tax credit being less than the Company's investment, and a gain on sale of other real estate owned that was realized in 2022.

Income Tax Expense

The provision for income taxes was a benefit of $0.8 million for an effective tax rate of (125.73)% for 2023, compared to tax expense of $2.5 million and an effective tax rate of 19.48% for 2022. This decrease was primarily due to a decrease in pre-tax earnings in 2023 resulting from the balance sheet repositioning. The Company's effective income tax rate otherwise is principally affected by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits.

BALANCE SHEET ANALYSIS

Securities

Securities available-for-sale were $270.9 million at December 31, 2023, compared to $405.3 million at December 31, 2022. This decrease reflects a decrease in the amortized cost basis of securities available-for-sale of $150.3 million, offset by an increase of $15.9 million in the fair value of securities available-for-sale. The decrease in the amortized cost basis of securities available-for-sale was primarily attributable to the sale of $117.6 million securities available-for-sale as part of the balance sheet repositioning in December 2023 and normal paydowns and maturities on other securities. The increase in the fair value of securities was primarily due to a decrease in long-term market interest rates at the end of 2023. The average annualized tax-equivalent yields earned on total securities were 2.37% in 2023 and 2.06% in 2022.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of December 31, 2023 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities ("MBS") because the mortgages underlying the securities may be called or prepaid with or without penalty.

		1 year or less	1 to 5 years	5 to 10 years	After 10 years	December 31, 2023 Total Fair Value
(Dollars in thousands)						
Agency obligations	$	331	10,339	43,209	—	53,879
Agency MBS		32	15,109	22,090	161,058	198,289
State and political subdivisions		—	—	9,691	9,051	18,742
Total available-for-sale	$	363	25,448	74,990	170,109	270,910
Weighted average yield (1):						
Agency obligations		3.40%	0.99%	1.66%	—	1.54%
Agency MBS		3.47%	1.19%	1.84%	2.20%	2.08%
State and political subdivisions		—	—	1.95%	2.55%	2.23%
Total available-for-sale		3.41%	1.11%	1.75%	2.21%	1.98%

(1) Yields are calculated based on amortized cost.

Loans

(In thousands)		December 31	
		2023	**2022**
Commercial and industrial	$	73,374	66,212
Construction and land development		68,329	66,479
Commercial real estate		287,307	264,573
Residential real estate		117,457	97,648
Consumer installment		10,827	9,546
Total loans		557,294	504,458

Total loans, net of unearned income, were $557.3 million at December 31, 2023, and $504.5 million at December 31, 2022, an increase of $52.8 million, or 11%. Four loan categories represented the majority of the loan portfolio at December 31, 2023: commercial real estate (52%), residential real estate (21%), construction and land development (12%), and commercial and industrial (13%). Approximately 23% of the Company's commercial real estate loans were classified as owner-occupied at December 31, 2023.

Within the residential real estate portfolio segment, the Company had junior lien mortgages of approximately $8.7 million, or 2%, and $7.4 million, or 1%, of total loans at December 31, 2023 and 2022, respectively. For residential real estate mortgage loans with a consumer purpose, the Company had no loans that required interest only payments at December 31, 2023 and 2022. The Company's residential real estate mortgage portfolio does not include any option ARM loans, subprime loans, or any material amount of other consumer mortgage products which are generally viewed as high risk.

The average yield earned on loans and loans held for sale was 4.76% in 2023 and 4.45% in 2022.

The specific economic and credit risks associated with our loan portfolio include, but are not limited to, the effects of current economic conditions, including inflation and the continuing higher levels of market interest rates, remaining COVID-19 pandemic effects including supply chain disruptions, commercial office occupancy levels, housing supply shortages and inflation, on our borrowers' cash flows, real estate market sales volumes and liquidity, valuations used in making loans and evaluating collateral, availability and cost of financing properties, real estate industry concentrations, competitive pressures from a wide range of other lenders, deterioration in certain credits, interest rate fluctuations, reduced collateral values or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of applicable laws and regulations. Various projects financed earlier that were based on lower interest rate assumptions than currently in effect may not be as profitable or successful at the higher interest rates currently in effect and which may exist in the future.

The Company attempts to reduce these economic and credit risks through its loan-to-value guidelines for collateralized loans, investigating the creditworthiness of borrowers and monitoring borrowers' financial position. Also, we have established and periodically review, our lending policies and procedures. Banking regulations limit a bank's credit exposure by prohibiting unsecured loan relationships that exceed 10% of its capital; or 20% of capital, if loans in excess of 10% of capital are fully secured. Under these regulations, we are prohibited from having secured loan relationships in excess of approximately $22.2 million. Furthermore, we have an internal limit for aggregate credit exposure (loans outstanding plus unfunded commitments) to a single borrower of $20.0 million. Our loan policy requires that the Loan Committee of the Board of Directors approve any loan relationships that exceed this internal limit. At December 31, 2023, the Bank had one loan relationship exceeding our internal limit.

We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists in any one or more industries. We use classification systems broadly accepted by the financial services industry in order to categorize our commercial borrowers. Loan concentrations to borrowers in the following classes exceeded 25% of the Bank's total risk-based capital at December 31, 2023 (and related balances at December 31, 2022).

(In thousands)		**December 31**	
		2023	**2022**
Lessors of 1-4 family residential properties	$	56,912	$ 52,278
Multi-family residential properties		45,841	41,084
Hotel/motel		39,131	33,378
Office buildings		30,871	27,074

The Company maintains the allowance for credit losses at a level that management believes appropriate to adequately cover the Company's estimate of expected losses in the loan portfolio. The allowance for credit losses was $6.9 million at December 31, 2023 compared to $5.8 million at December 31, 2022, which management believed to be adequate at each of the respective dates. The assumptions, judgments and estimates, as well as the methodologies and models associated with the determination of the allowance for credit losses are described under "Critical Accounting Policies."

On January 1, 2023, we adopted ASC 326, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loan portfolio. Accordingly, beginning in 2023, the allowance for credit losses represents an amount that, in management's evaluation, is adequate to provide coverage for all expected future credit losses on outstanding loans. As of December 31, 2023 and December 31, 2022, our allowance for credit losses was approximately $6.9 million and $5.8 million, respectively, which our management believes to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans was 1.23% at December 31, 2023, compared to 1.14% at December 31, 2022.

The increase in the allowance for credit losses is largely the result of the implementation of ASC 326 on January 1, 2023, which resulted in an adjustment to the opening balance of the allowance for credit losses of $1.0 million. Our CECL models rely largely on projections of macroeconomic conditions to estimate future credit losses. Macroeconomic factors used in the model include the Alabama unemployment rate, the Alabama home price index, the national commercial real estate price index and the Alabama gross state product. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default. See Note 5 to our Financial Statements.

Under the CECL methodology the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. At December 31, 2023, reasonable and supportable periods of 4 quarters were utilized followed by an 8 quarter straight line reversion period to long term averages.

A summary of the changes in the allowance for credit losses and certain asset quality ratios for the years ended December 31, 2023 and 2022 are presented below.

		Year ended December 31		
(Dollars in thousands)		**2023**		**2022**
Allowance for credit losses:				
Balance at beginning of period	$	5,765		4,939
Impact of adopting ASC 326		1,019		—
Charge-offs:				
Commercial and industrial		(164)		(222)
Consumer installment		(105)		(70)
Total charge-offs		(269)		(292)
Recoveries:				
Commercial and industrial		204		7
Commercial real estate		—		23
Residential real estate		14		26
Consumer installment		5		62
Total recoveries		223		118
Net charge-offs		(46)		(174)
Provision for credit losses		125		1,000
Ending balance	$	6,863		5,765
as a % of loans		1.23 %		1.14
as a % of nonperforming loans		753 %		211
Net charge-offs as a % of average loans		0.01 %		0.04

Nonperforming Assets

At December 31, 2023 the Company had $0.9 million in nonperforming assets compared to $2.7 million at December 31, 2022. The decrease in nonperforming was primarily related to the resolution of a collateral dependent nonperforming loan relationship, with a recorded investment of $1.3 million, that was collected in full during the second quarter of 2023.

The table below provides information concerning total nonperforming assets and certain asset quality ratios.

		December 31		
(Dollars in thousands)		**2023**		**2022**
Nonperforming assets:				
Nonperforming (nonaccrual) loans	$	911		2,731
Total nonperforming assets	$	911		2,731
as a % of loans and other real estate owned		0.16 %		0.54
as a % of total assets		0.09 %		0.27
Nonperforming loans as a % of total loans		0.16 %		0.54
Accruing loans 90 days or more past due	$	—		—

The table below provides information concerning the composition of nonaccrual loans at December 31, 2023 and 2022, respectively.

		December 31	
(In thousands)		2023	2022
Nonaccrual loans:			
Commercial and industrial	$	—	443
Commercial real estate		783	2,116
Residential real estate		128	172
Total nonaccrual loans	$	911	2,731

The Company discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

There were no loans 90 days past due and still accruing interest at December 31, 2023 and 2022, respectively.

The Company had no OREO at December 31, 2023 and 2022, respectively.

Deposits

		December 31	
(In thousands)		2023	2022
Noninterest bearing demand	$	270,723	311,371
NOW		190,724	178,641
Money market		148,040	214,298
Savings		88,541	95,652
Certificates of deposit under $250,000		100,572	93,017
Certificates of deposit and other time deposits of $250,000 or more		97,643	57,358
Total deposits	$	896,243	950,337

Total deposits decreased $54.1 million, or 6%, to $896.2 million at December 31, 2023, compared to $950.3 million at December 31, 2022. During 2023, deposit outflows due to the sale of $59.0 million of reciprocal deposits were partially offset by net deposit inflows of $4.9 million. The Company had no brokered deposits at December 31, 2023 and 2022. The Company had no FHLB-Atlanta advances or other wholesale borrowings outstanding at December 31, 2023 and 2022. Noninterest-bearing deposits were $270.7 million, or 30% of total deposits, at December 31, 2023, compared to $311.4 million, or 33% of total deposits at December 31, 2022. The decrease reflects net outflows to higher yield investment alternatives in a rising interest rate environment and a decline in balances in existing accounts due to increased customer spending.

The average rates paid on total interest-bearing deposits were 1.21% in 2023 and 0.34% in 2022.

At December 31, 2023, estimated uninsured deposits totaled $356.3 million, or 40% of total deposits, compared to $381.7 million, or 40% of total deposits at December 2022. During 2023, the Bank began participating in the Certificates of Deposit Account Registry Service (the "CDARS") and the Insured Cash Sweep product ("ICS"), which provide for reciprocal ("two-way") transactions among banks facilitated by IntraFi for the purpose of maximizing FDIC insurance. The Company had no reciprocal deposits at December 31, 2023. Uninsured amounts are estimated based on the portion of account balances that exceed FDIC insurance limits. The Bank's uninsured deposits at December 31, 2023 and 2022 include approximately $206.2 million and $155.0 million, respectively, of deposits of state, county and local governments that are collateralized by securities having a fair value equal to such deposits. Deposits of state, county and local governments were 53% and 41% of our estimated uninsured deposits at December 31, 2023 and 2022, respectively.

The FDIC has proposed a special assessment on uninsured deposits of banks with over $5 billion in uninsured deposits to the FDIC Deposit Insurance Fund's costs of the systemic risk determination made in connection with two recent bank failures. This proposal will not apply to AuburnBank.

Other Borrowings

The Company had no long-term debt at December 31, 2023 and 2022. The Bank utilizes short and long-term non-deposit borrowings from time to time. Short-term borrowings generally consist of federal funds purchased and securities sold under agreements to repurchase with an original maturity of one year or less. The Bank had available federal funds lines totaling $61.0 million with no federal funds borrowed at December 31, 2023 and 2022, respectively. Securities sold under agreements to repurchase, which were entered into on behalf of certain customers totaled $1.5 million and $2.6 million at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, the Bank had no borrowings from the Federal Reserve discount window. The Company did not borrow under the Federal Reserve BTFP during 2023.

The Bank is a member of the FHLB-Atlanta and has borrowed, and may in the future borrow from time to time under the FHLB-Atlanta's advance program to obtain funding for its growth. FHLB-Atlanta advances include both fixed and variable terms and are taken out with varying maturities, and which generally are secured by eligible assets. The Bank had no borrowings under FHLB-Atlanta's advance program at December 31, 2023 and 2022, respectively. At those dates, the Bank had $309.1 million and $312.6 million, respectively, of available lines of credit at the FHLB-Atlanta. Advances include both fixed and variable terms and may be taken out with varying maturities.

The average rates paid on short-term borrowings were 2.21% and 1.33% in 2023 and 2022, respectively.

CAPITAL ADEQUACY

At December 31, 2023, the Company's consolidated stockholders' equity (book value) was $76.5 million, or $21.90 per share, compared to $68.0 million, or $19.42 per share, at December 31, 2022. The increase from December 31, 2022 was primarily driven by net earnings of $1.4 million and other comprehensive income of $11.9 million related to unrealized gains/losses on securities available-for-sale, net of tax. These increases were partially offset by cash dividends paid of $3.8 million, a one-time charge of $0.8 million, net of tax, for the cumulative effect to adopt the CECL accounting standard on January 1, 2023, and $0.2 million in repurchases of the Company's common stock. Unrealized securities losses do not affect the Bank's capital for regulatory capital purposes.

The Company paid cash dividends of $1.08 per share in 2023, an increase of 2% from the same period in 2022. The Company's share repurchases of $0.2 million since December 31, 2022 resulted in 10,108 fewer outstanding common shares at December 31, 2023. These shares were repurchased at an average cost per share of $22.63.

On January 1, 2015, the Company and Bank became subject to the Basel III regulatory capital framework. The rules included the implementation of a capital conservation buffer of CET1 capital of 2.5% that is added to the minimum requirements for capital adequacy purposes. A banking organization with a capital conservation buffer of 2.5% or less is subject to limitations on capital distributions from "eligible retained earnings", including dividend payments, share repurchases and certain discretionary bonus payments. At December 31, 2023 and 2022, the Bank had a capital conservation buffer of 7.52% and 8.25%, respectively.

On August 26, 2020, the Federal Reserve and the other federal banking regulators adopted a final rule that amended the capital conservation buffer. The new rule revises the definition of "eligible retained income" for purposes of the maximum payout ratio to allow banking organizations to more freely use their capital buffers to promote lending and other financial intermediation activities, by making the limitations on capital distributions more gradual. The eligible retained income is now the greater of (i) net income for the four preceding quarters, net of distributions and associated tax effects not reflected in net income; and (ii) the average of all net income over the preceding four quarters. This rule only affects the capital buffers, and banking organizations were encouraged to make prudent capital distribution decisions.

The Federal Reserve has treated us as a "small bank holding company' under the Federal Reserve's Small Bank Holding Company Policy. Accordingly, our capital adequacy is evaluated at the Bank level, and not for the Company and its consolidated subsidiaries. The Bank's tier 1 leverage ratio was 9.72%, CET1 risk-based capital ratio was 14.52%, tier 1 risk-based capital ratio was 14.52%, and total risk-based capital ratio was 15.52% at December 31, 2023. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered "well capitalized." The Bank's capital conservation buffer was 7.52% at December 31, 2023.

On July 27, 2023, the Federal Reserve, the Comptroller of the Currency and the FDIC issued a joint notice of proposed rulemaking to implement the Basel III endgame components. The proposal which is subject to public comment and change only applies to banks and holding companies with $100 billion or more of assets. The proposal includes provisions dealing with:

- Credit risk, which arises from the risk than an obligor fails to perform on an obligation;
- Market risk, which results from changes in the value of trading positions;
- Operational risk, which is the risk of losses resulting from inadequate or failed internal process, people, and systems, or from external events; and
- Credit valuation adjustment risk, which results from the risk of losses on certain derivative contracts.

The Basel III endgame regulatory proposals are not applicable to the Company or the Bank.

MARKET AND LIQUIDITY RISK MANAGEMENT

Management's objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. The Bank's Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure an acceptable asset/liability composition. Two critical areas of focus for ALCO are interest rate risk and liquidity risk management.

Interest Rate Risk Management

In the normal course of business, the Company is exposed to market risk arising from fluctuations in interest rates because assets and liabilities may mature or reprice at different times. For example, if liabilities reprice faster than assets, and interest rates are generally rising, earnings will initially decline. In addition, assets and liabilities may reprice at the same time but by different amounts. For example, when the general level of interest rates is rising, the Company may increase rates paid on interest bearing demand deposit accounts and savings deposit accounts by an amount that is less than the general increase in market interest rates. Also, short-term and long-term market interest rates may change by different amounts. For example, a flattening yield curve may reduce the interest spread between new loan yields and funding costs. The yield curve has been inverted during 2023 and in the first months of 2024. An inverted yield curve reduces the net interest margin expansion that may be expected otherwise as interest rates rise. Further, the remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities in the securities portfolio may prepay earlier than anticipated, which could reduce earnings. Interest rates may also have a direct or indirect effect on loan demand, loan losses, mortgage origination volume, the fair value of MSRs and other items affecting earnings.

ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements used to help manage interest rate sensitivity include an earnings simulation and an economic value of equity model.

Earnings simulation

Management believes that interest rate risk is best estimated by our earnings simulation modeling. On at least a quarterly basis, we simulate the following 12-month time period to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of market interest rates for the next 12 months and other factors in order to produce various earnings simulations and estimates.

To help limit interest rate risk, we have guidelines for earnings at risk which seek to limit the variance of net interest income from gradual changes in interest rates. For changes up or down in rates from management's flat interest rate forecast over the next 12 months, policy limits for net interest income variances are as follows:

+/- 20% for a gradual change of 400 basis points

+/- 15% for a gradual change of 300 basis points

+/- 10% for a gradual change of 200 basis points

+/- 5% for a gradual change of 100 basis points

The following table reports the variance of net interest income over the next 12 months assuming a gradual change in interest rates up or down when compared to the baseline net interest income forecast at December 31, 2023.

Changes in Interest Rates	Net Interest Income % Variance
400 basis points	(5.45)%
300 basis points	(3.85)
200 basis points	(2.32)
100 basis points	(1.03)
(100) basis points	(0.57)
(200) basis points	(1.33)
(300) basis points	(2.12)
(400) basis points	(2.95)

At December 31, 2023, our earnings simulation model indicated that we were in compliance with the policy guidelines noted above.

Economic Value of Equity

Economic value of equity ("EVE") measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are estimated by discounting expected cash flows from assets, liabilities and off-balance sheet items, to which establish a base case EVE. In contrast with our earnings simulation model which evaluates interest rate risk over a 12-month timeframe, EVE uses a terminal horizon which allows for the re-pricing of all assets, liabilities, and off-balance sheet items. Further, EVE is measured using values as of a point in time and does not reflect any actions that ALCO might take in responding to or anticipating changes in interest rates, or market and competitive conditions.

To help limit interest rate risk, we have stated policy guidelines for an instantaneous basis point change in interest rates, such that our EVE should not decrease from our base case by more than the following:

35% for an instantaneous change of +/- 400 basis points

30% for an instantaneous change of +/- 300 basis points

25% for an instantaneous change of +/- 200 basis points

15% for an instantaneous change of +/- 100 basis points

The following table reports the variance of EVE assuming an immediate change in interest rates up or down when compared to the baseline EVE at December 31, 2023.

Changes in Interest Rates	EVE % Variance
400 basis points	(20.15) %
300 basis points	(12.94)
200 basis points	(6.79)
100 basis points	(2.76)
(100) basis points	(0.13)
(200) basis points	(3.45)
(300) basis points	(10.88)
(400) basis points	(12.07)

At December 31, 2023, our EVE model indicated that we were in compliance with the policy guidelines noted above.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates, and other economic and market factors, including market perceptions. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates or economic stress, which may differ across industries and economic sectors. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios in seeking satisfactory, consistent levels of profitability within the framework of the Company's established liquidity, loan, investment, borrowing, and capital policies.

The Company may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. From time to time, the Company may enter into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2023 and 2022, the Company had no derivative contracts to assist in managing interest rate sensitivity.

Liquidity Risk Management

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing obligations. Without proper management of its liquidity, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is essential, because the Company and the Bank are separate and distinct legal entities with different funding needs and sources, and each are subject to regulatory guidelines and requirements. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations and dividends. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions.

The primary source of funding and liquidity for the Company has been dividends received from the Bank. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations, if any, and cash dividends on, and repurchases of, Company common stock. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions. If needed, the Company could also issue common stock or other securities.

Primary sources of funding for the Bank include customer deposits, other borrowings, interest payments on earning assets, repayment and maturity of securities and loans, sales of securities, and the sale of loans, particularly residential mortgage loans. Primary uses of funds include repayment of maturing obligations and growing the loan portfolio.

The Bank has access to federal funds lines from various banks and borrowings from the Federal Reserve discount window, although it was not used by the Bank, the Federal Reserve's BTFP borrowing facility was available to the Bank during 2023. In addition to these sources, the Bank is eligible to participate in the FHLB-Atlanta's advance program to obtain funding for growth and liquidity. Advances include both fixed and variable terms and may be taken out with varying maturities. At December 31, 2023, the Bank had no FHLB-Atlanta advances outstanding and available credit from the FHLB-Atlanta of $312.6 million. At December 31, 2023, the Bank also had $61.0 million of available federal funds lines with no borrowings outstanding.

The following table presents additional information about our contractual obligations as of December 31, 2023, which by their terms had contractual maturity and termination dates subsequent to December 31, 2023:

			Payments due by period		
(Dollars in thousands)		Total	1 year or less	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:						
Deposit maturities (1)	$	896,243	864,461	16,866	14,916	—
Operating lease obligations		551	123	210	177	41
Total	$	896,794	864,584	17,076	15,093	41

(1) Deposits with no stated maturity (demand, NOW, money market, and savings deposits) are presented in the "1 year or less" column

Management believes that the Company and the Bank have adequate sources of liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next 12 months.

Off-Balance Sheet Arrangements

At December 31, 2023, the Bank had outstanding standby letters of credit of $0.6 million and unfunded loan commitments outstanding of $73.6 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate federal funds sold, obtain FHLB-Atlanta advances, raise deposits, sell securities available-for-sale, or purchase federal funds from other financial institutions on a short-term basis while it obtains the other longer-term funding.

Residential mortgage lending and servicing activities

We primarily sell conforming residential mortgage loans in the secondary market to Fannie Mae while retaining the servicing of these loans (MSRs). The sale agreements for these residential mortgage loans with Fannie Mae and other investors include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the representations and warranties vary among investors, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, among other matters.

The Bank sells mortgage loans to Fannie Mae and services these on an actual/actual basis. As a result, the Bank is not obligated to make any advances to Fannie Mae on principal and interest on such mortgage loans where the borrower is entitled to forbearance.

As of December 31, 2023, the unpaid principal balance of residential mortgage loans, which we have originated and sold, but retained the servicing rights (MSRs) totaled $215.5 million. Although these loans are generally sold on a non-recourse basis, except for breaches of customary seller representations and warranties, we may have to repurchase residential mortgage loans in cases where we breach such representations or warranties or the other terms of the sale, such as where we fail to deliver required documents or the documents we deliver are defective. Investors also may require the repurchase of a mortgage loan when an early payment default underwriting review reveals significant underwriting deficiencies, even if the mortgage loan has subsequently been brought current. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and to determine if a contractually required repurchase event has occurred. We seek to reduce and manage the risks of potential repurchases or other claims by mortgage loan investors through our underwriting, quality assurance and servicing practices, including good communications with our residential mortgage investors.

We service all residential mortgage loans originated and sold by us to Fannie Mae. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or take other actions to mitigate the potential losses to investors consistent with the agreements governing our rights and duties as servicer.

The agreement under which we act as servicer generally specifies our standards of responsibility for actions taken by us in such capacity and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards are determined by servicing guides issued by Fannie Mae as well as the contract provisions established between Fannie Mae and the Bank. Remedies could include repurchase of an affected loan.

Although to date repurchase requests related to representation and warranty provisions, and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency if investors more aggressively pursue all means of recovering losses on their purchased loans. As of December 31, 2023, we believe that this exposure is not material due to the historical level of repurchase requests and loss trends, the results of our quality control reviews, and the fact that 99% of our residential mortgage loans serviced for Fannie Mae were current as of such date. We maintain ongoing communications with our investors and will continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in our investor portfolios.

The Company was not required to repurchase any loans during 2023 and 2022 as a result of representation and warranty provisions contained in the Company's sale agreements with Fannie Mae, and had no pending repurchase or make-whole requests at December 31, 2023.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Inflation can affect our noninterest expenses. It also can affect our customers' behaviors, and can affect the interest rates we have to pay on our deposits and other borrowings, and the interest rates we earn on our earning assets. The difference between our interest expense and interest income is also affected by the shape of the yield curve and the speeds at which our assets and liabilities, respectively, reprice in response to interest rate changes. The yield curve was inverted on December 31, 2023, which means shorter term interest rates are higher than longer interest rates. This results in a lower spread between our costs of funds and our interest income. In addition, net interest income could be affected by asymmetrical changes in the different interest rate indexes, given that not all our assets or liabilities are priced with the same index. Higher market interest rates and sales or maturities of securities held by the Federal Reserve to reduce inflation generally reduce economic activity and may reduce loan demand and growth. Inflation and related changes in market interest rates, as the Federal Reserve acts to meet its long term inflation goal of 2%, also can adversely affect the values and liquidity of our loans and securities, the value of collateral for our loans, and the success of our borrowers and such borrowers' available cash to pay interest on and principal of our loans to them.

Inflation is running at levels unseen in decades and, while it has declined during 2023, it remains above the Federal Reserve's long term inflation goal of 2% annually. Beginning in March 2022, the Federal Reserve has been raising target federal funds interest rates and reducing its securities holdings in an effort to reduce inflation. During 2022, the Federal Reserve increased the target federal funds range from 0 – 0.25% to 4.25 – 4.50%. The target federal funds rate was increased another 25 basis points on each of January 31, March 7, May 3 and July 26, 2023 to 5.25-5.50%, and further increases in the target federal funds rate may be made if inflation remains elevated. The Federal Reserve has indicated it will maintain higher target rates and restrictive monetary policy to meet its 2% inflation rate over the longer term and maximum employment goals. Our deposit costs may increase as the Federal Reserve increases its target federal funds rate, market interest rates increase, and as customer savings behaviors change as a result of inflation and customers seek higher market interest rates on deposits and other alternative investments. Monetary efforts to control inflation pursuant to the Federal Act's mandate to "promote effectively the goals of maximum employment, stable prices, and moderate long-term interest rates," may also affect unemployment which is an important component in our CECL model used to estimate our allowance for credit losses.

CURRENT ACCOUNTING DEVELOPMENTS

The following ASU has been issued by the FASB but is not yet effective.

- ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method; and*

- ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*

Information about this pronouncement is described in more detail below.

ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, The amendments in this Update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, The amendments in this Update enhance the transparency and decision usefulness of income tax disclosures. For public business entities, the new standard is effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

Table 1 – Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this annual report on Form 10-K includes certain designated net interest income amounts presented on a tax-equivalent basis, a non-GAAP financial measure, including the presentation of total revenue and the calculation of the efficiency ratio.

The Company believes the presentation of net interest income on a tax-equivalent basis provides comparability of net interest income from both taxable and tax-exempt sources and facilitates comparability within the industry. Although the Company believes these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

(In thousands)		**Year ended December 31**				
		2023	**2022**	**2021**	**2020**	**2019**
Net interest income (GAAP)	$	26,328	27,166	23,990	24,338	26,064
Tax-equivalent adjustment		417	456	470	492	557
Net interest income (Tax-equivalent)	$	26,745	27,622	24,460	24,830	26,621

Table 2 - Selected Financial Data

(Dollars in thousands, except per share amounts)		2023	2022	2021	2020	2019
Income statement						
Tax-equivalent interest income (a)	$	34,791	30,001	26,977	28,686	30,804
Total interest expense		8,046	2,379	2,517	3,856	4,183
Tax equivalent net interest income (a)		26,745	27,622	24,460	24,830	26,621
Provision for credit losses		135	1,000	(600)	1,100	(250)
Total noninterest income		(2,981)	6,506	4,288	5,375	5,494
Total noninterest expense		22,594	19,823	19,433	19,554	19,697
Net earnings before income taxes and tax-equivalent adjustment		1,035	13,305	9,915	9,551	12,668
Tax-equivalent adjustment		417	456	470	492	557
Income tax expense		(777)	2,503	1,406	1,605	2,370
Net earnings	$	1,395	10,346	8,039	7,454	9,741
Per share data:						
Basic and diluted net earnings	$	0.40	2.95	2.27	2.09	2.72
Cash dividends declared	$	1.08	1.06	1.04	1.02	1.00
Weighted average shares outstanding						
Basic and diluted		3,498,030	3,510,869	3,545,310	3,566,207	3,581,476
Shares outstanding		3,493,614	3,503,452	3,520,485	3,566,276	3,566,146
Stockholders' equity (book value)	$	21.90	19.42	29.46	30.20	27.57
Common stock price						
High	$	24.50	34.49	48.00	63.40	53.90
Low		18.80	22.07	31.32	24.11	30.61
Period-end	$	21.28	23.00	32.30	42.29	53.00
To earnings ratio		53.20x	7.80	14.23	20.23	19.49
To book value		97 %	118	110	140	192
Performance ratios:						
Return on average equity		2.05 %	12.48	7.54	7.12	10.35
Return on average assets		0.14 %	0.96	0.78	0.83	1.18
Dividend payout ratio		270.00 %	35.93	45.81	48.80	36.76
Average equity to average assets		6.66 %	7.72	10.39	11.63	11.39
Asset Quality:						
Allowance for credit losses as a % of:						
Loans		1.23 %	1.14	1.08	1.22	0.95
Nonperforming loans		753 %	211	1,112	1,052	2,345
Nonperforming assets as a % of:						
Loans and other real estate owned		0.16 %	0.54	0.18	0.12	0.04
Total assets		0.09 %	0.27	0.07	0.06	0.02
Nonperforming loans as % of loans		0.16 %	0.54	0.10	0.12	0.04
Net charge-offs (recoveries) as a % of average loans		0.01 %	0.04	0.02	(0.03)	0.03
Capital Adequacy (c):						
CET 1 risk-based capital ratio		14.52 %	15.39	16.23	17.27	17.28
Tier 1 risk-based capital ratio		14.52 %	15.39	16.23	17.27	17.28
Total risk-based capital ratio		15.52 %	16.25	17.06	18.31	18.12
Tier 1 leverage ratio		9.72 %	10.01	9.35	10.32	11.23
Other financial data:						
Net interest margin (a)		2.89 %	2.81	2.55	2.92	3.43
Effective income tax rate		(125.73) %	19.48	14.89	17.72	19.57
Efficiency ratio (b)		95.08 %	58.08	67.60	64.74	61.33
Selected period end balances:						
Securities	$	270,910	405,304	421,891	335,177	235,902
Loans, net of unearned income		557,294	504,458	458,364	461,700	460,901
Allowance for credit losses		6,863	5,765	4,939	5,618	4,386
Total assets		975,255	1,023,888	1,105,150	956,597	828,570
Total deposits		896,243	950,337	994,243	839,792	724,152
Total stockholders' equity		76,507	68,041	103,726	107,689	98,328

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

(b) Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and tax-equivalent net interest income.

(c) Regulatory capital ratios presented are for the Company's wholly-owned subsidiary, AuburnBank.

Table 3 - Average Balance and Net Interest Income Analysis

	Year ended December 31					
	2023			2022		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:						
Loans and loans held for sale (1)	$ 523,838	$ 24,925	4.76%	$ 454,604	$ 20,241	4.45%
Securities - taxable	335,366	7,208	2.15%	364,006	6,576	1.81%
Securities - tax-exempt (2)	52,122	1,985	3.81%	61,614	2,172	3.53%
Total securities	387,488	9,193	2.37%	425,620	8,748	2.06%
Federal funds sold	5,221	250	4.79%	43,766	435	1.00%
Interest bearing bank deposits	8,593	423	4.92%	58,141	577	0.99%
Total interest-earning assets	925,140	34,791	3.76%	982,131	30,001	3.05%
Cash and due from banks	15,230			15,108		
Other assets	81,438			77,496		
Total assets	$ 1,021,808			$ 1,074,735		
Interest-bearing liabilities:						
Deposits:						
NOW	$ 193,451	1,907	0.99%	$ 197,177	370	0.19%
Savings and money market	289,235	2,132	0.74%	327,139	649	0.20%
Certificates of deposits	175,085	3,935	2.25%	154,273	1,300	0.84%
Total interest-bearing deposits	657,771	7,974	1.21%	678,589	2,319	0.34%
Short-term borrowings	3,255	72	2.21%	4,516	60	1.33%
Total interest-bearing liabilities	661,026	8,046	1.22%	683,105	2,379	0.35%
Noninterest-bearing deposits	289,019			306,772		
Other liabilities	3,697			1,933		
Stockholders' equity	68,066			82,925		
Total liabilities and and stockholders' equity	$ 1,021,808			$ 1,074,735		
Net interest income and margin		$ 26,745	2.89%		$ 27,622	2.81%

(1) Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 21%.

Table 4 - Volume and Rate Variance Analysis

(Dollars in thousands)		Year ended December 31, 2023 vs. 2022				Year ended December 31, 2022 vs. 2021		
		Net Change	Rate (2)	Due to change in Volume (2)		Net Change	Rate (2)	Due to change in Volume (2)
Interest income:								
Loans and loans held for sale	$	4,684	1,390	3,294	$	(232)	(5)	(227)
Securities - taxable		632	1,247	(615)		2,469	1,687	782
Securities - tax-exempt (1)		(187)	174	(361)		(70)	(30)	(40)
Total securities		445	1,421	(976)		2,399	1,657	742
Federal funds sold		(185)	1,661	(1,846)		380	329	51
Interest bearing bank deposits		(154)	2,285	(2,439)		477	666	(189)
Total interest income	$	4,790	6,757	(1,967)	$	3,024	2,647	377
Interest expense:								
Deposits:								
NOW	$	1,537	1,574	(37)	$	158	122	36
Savings and money market		1,483	1,762	(279)		(6)	(66)	60
Certificates of deposits		2,635	2,167	468		(333)	(292)	(41)
Total interest-bearing deposits		5,655	5,503	152		(181)	(236)	55
Short-term borrowings		12	40	(28)		43	8	35
Total interest expense		5,667	5,543	124		(138)	(228)	90
Net interest income	$	(877)	1,214	(2,091)	$	3,162	2,875	287

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income
    tax rate of 21%.

(2) Changes that are not solely a result of volume or rate have been allocated to volume.

Table 5 - Net Charge-Offs (Recoveries) to Average Loans

(Dollars in thousands)	2023			2022		
	Net (recoveries) charge-off	Average Loans (2)	Net (recovery) charge-off ratio	Net charge-offs (recoveries)	Average Loans (2)	Net charge-off (recovery) ratio
Commercial and industrial (1)	$ (40)	64,565	(0.06)%	$ 215	69,973	0.31 %
Construction and land development	—	66,492	—	—	44,177	—
Commercial real estate	—	274,779	—	(23)	247,374	(0.01)
Residential real estate	(14)	108,891	(0.01)	(26)	85,223	(0.03)
Consumer installment	100	9,638	1.04	8	7,915	0.10
Total	$ 46	524,365	0.01 %	$ 174	454,662	0.04 %

(1) Excludes PPP loans, which are guaranteed by the SBA.
(2) Gross loan balances.

Table 6 - Loan Maturities

(Dollars in thousands)		1 year or less	1 to 5 years	5 to 15 years	After 15 years	December 31, 2023 Total
Commercial and industrial	$	15,455	22,999	33,269	1,651	73,374
Construction and land development		37,684	27,105	3,540	—	68,329
Commercial real estate		23,139	111,988	148,200	3,980	287,307
Residential real estate		5,250	24,880	37,391	49,936	117,457
Consumer installment		4,159	5,536	1,132	—	10,827
Total loans	$	85,687	192,508	223,532	55,567	557,294

Table 7 - Sensitivities to Changes in Interest Rates on Loans Maturing in More Than One Year

				December 31, 2023
		Variable Rate	**Fixed Rate**	**Total**
(Dollars in thousands)				
Commercial and industrial	$	84	57,835	57,919
Construction and land development		6,548	24,097	30,645
Commercial real estate		161	264,007	264,168
Residential real estate		49,561	62,646	112,207
Consumer installment		135	6,533	6,668
Total loans	$	56,489	415,118	471,607

Table 8 - Allocation of Allowance for Credit Losses

(Dollars in thousands)		2023 Amount	%*		2022 Amount	%*
Commercial and industrial	$	1,288	13.2	$	747	13.1
Construction and land development		960	12.3		949	13.2
Commercial real estate		3,921	51.5		3,109	52.4
Residential real estate		546	21.1		828	19.4
Consumer installment		148	1.9		132	1.9
Total allowance for credit losses	$	6,863		$	5,765	

* Loan balance in each category expressed as a percentage of total loans.

Table 9 - Estimated Uninsured Time Deposits by Maturity

(Dollars in thousands)		**December 31, 2023**
Maturity of:		
3 months or less	$	12,503
Over 3 months through 6 months		21,940
Over 6 months through 12 months		50,384
Over 12 months		12,816
Total estimated uninsured time deposits	$	97,643

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, management has concluded that such internal control over financial reporting was effective as of December 31, 2023.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because it is a smaller reporting company.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has not been any change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Auburn National Bancorporation, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and Subsidiary (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification No. 326, *Financial Instruments – Credit Losses (ASC 326).* The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with the previously applicable generally accepted accounting principles. The adoption of the new credit loss standard and its subsequent applications is also communicated as a critical audit matter below.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 5 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $557.3 million and related allowance for credit losses of $6.9 million as of December 31, 2023. As described by the Company in Note 1, the allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company's credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans. The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Projections of macroeconomic factors are obtained from an independent third party and are utilized to predict quarterly rates of default based on the statistical PD models. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience.

We identified the Company's estimate of the allowance for credit losses ("ACL") as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the macroeconomic data in the reasonable and supportable forecasts, as well as the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the Company's process for establishing the ACL, including the selection and application of forecasts and the basis for development and related adjustments of the qualitative factor components of the ACL.
- We evaluated the design and tested the operating effectiveness of controls relating to management's determination of the ACL, including controls over:
    - Management's process for selection of forecasts and the basis for development of qualitative factors of the ACL.
    - Management's review of reliability and accuracy of data used to calculate and estimate the various components of the ACL, including accuracy of the calculation and validation procedures.
    - Management's process to review the reasonableness of the forecasts and the qualitative factors, including any adjustments.



- We evaluated the reasonableness of management's application of qualitative factor adjustments to the ACL, including the comparison of factors considered by management to third party or internal sources as well as evaluated the appropriateness and level of the qualitative factor adjustments.
- We assessed the overall trends in credit quality, including adjustments for the qualitative factors by comparing the overall allowance for credit losses to those recorded by the Company's peer institutions.
- We evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company's conclusion.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
March 14, 2024

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

			December 31	
(Dollars in thousands, except share data)		**2023**		**2022**
Assets:				
Cash and due from banks	$	27,127	$	11,608
Federal funds sold		31,412		9,300
Interest bearing bank deposits		12,830		6,346
Cash and cash equivalents		71,369		27,254
Securities available-for-sale		270,910		405,304
Loans, net of unearned income		557,294		504,458
Allowance for credit losses		(6,863)		(5,765)
Loans, net		550,431		498,693
Premises and equipment, net		45,535		46,575
Bank-owned life insurance		17,110		19,952
Other assets		19,900		26,110
Total assets	$	975,255	$	1,023,888
Liabilities:				
Deposits:				
Noninterest-bearing	$	270,723	$	311,371
Interest-bearing		625,520		638,966
Total deposits		896,243		950,337
Federal funds purchased and securities sold under agreements to repurchase		1,486		2,551
Accrued expenses and other liabilities		1,019		2,959
Total liabilities		898,748		955,847
Stockholders' equity:				
Preferred stock of $0.01 par value; authorized 200,000 shares;				
issued shares - none		—		—
Common stock of $0.01 par value; authorized 8,500,000 shares;				
issued 3,957,135 shares		39		39
Additional paid-in capital		3,801		3,797
Retained earnings		113,398		116,600
Accumulated other comprehensive loss, net		(29,029)		(40,920)
Less treasury stock, at cost - 463,521 shares and 453,683 shares				
at December 31, 2023 and 2022, respectively		(11,702)		(11,475)
Total stockholders' equity		76,507		68,041
Total liabilities and stockholders' equity	$	975,255	$	1,023,888

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

		Year ended December 31		
(Dollars in thousands, except share and per share data)		**2023**		**2022**
Interest income:				
Loans, including fees	$	24,925	$	20,241
Securities:				
Taxable		7,208		6,576
Tax-exempt		1,568		1,716
Federal funds sold and interest bearing bank deposits		673		1,012
Total interest income		34,374		29,545
Interest expense:				
Deposits		7,974		2,319
Short-term borrowings		72		60
Total interest expense		8,046		2,379
Net interest income		26,328		27,166
Provision for credit losses		135		1,000
Net interest income after provision for credit losses		26,193		26,166
Noninterest income:				
Service charges on deposit accounts		603		598
Mortgage lending		430		650
Bank-owned life insurance		411		317
Gain on sale of premises and equipment		—		3,234
Other		1,870		1,695
Securities (losses) gains, net		(6,295)		12
Total noninterest income		(2,981)		6,506
Noninterest expense:				
Salaries and benefits		12,101		12,307
Employee retention credit		—		(1,569)
Net occupancy and equipment		2,954		2,742
Professional fees		1,299		975
FDIC and other regulatory assessments		631		404
Other		5,609		4,964
Total noninterest expense		22,594		19,823
Earnings before income taxes		618		12,849
Income tax (benefit) expense		(777)		2,503
Net earnings	$	1,395	$	10,346
Net earnings per share:				
Basic and diluted	$	0.40	$	2.95
Weighted average shares outstanding:				
Basic and diluted		3,498,030		3,510,869

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Year ended December 31		
(Dollars in thousands)		**2023**		**2022**
Net earnings	$	1,395	$	10,346
Other comprehensive gain (loss), net of tax:				
Unrealized net holding gain (loss) on securities		7,177		(41,802)
Reclassification adjustment for net loss (gain) on securities recognized in net earnings		4,714		(9)
Other comprehensive income (loss)		11,891		(41,811)
Comprehensive income (loss)	$	13,286	$	(31,465)

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Common Shares Outstanding		Common Stock	Additional paid-in capital		Retained earnings		Accumulated other comprehensive (loss) income		Treasury stock		Total
Balance, December 31, 2021	3,520,485	$	39	3,794		109,974		891		(10,972)	$	103,726
Net earnings	—		—	—		10,346		—		—		10,346
Other comprehensive loss	—		—	—		—		(41,811)		—		(41,811)
Cash dividends paid ($1.06 per share)	—		—	—		(3,720)		—		—		(3,720)
Stock repurchases	(17,183)		—	—		—		—		(504)		(504)
Sale of treasury stock	150		—	3		—		—		1		4
Balance, December 31, 2022	3,503,452	$	39	$ 3,797	$	116,600	$	(40,920)	$	(11,475)	$	68,041
Cumulative effect of change in accounting standard	—		—	—		(821)		—		—		(821)
Net earnings	—		—	—		1,395		—		—		1,395
Other comprehensive income	—		—	—		—		11,891		—		11,891
Cash dividends paid ($1.08 per share)	—		—	—		(3,776)		—		—		(3,776)
Stock repurchases	(10,108)		—	—		—		—		(229)		(229)
Sale of treasury stock	270		—	4		—		—		2		6
Balance, December 31, 2023	3,493,614	$	39	$ 3,801	$	113,398	$	(29,029)	$	(11,702)	$	76,507

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

		Year ended December 31		
(In thousands)		2023		2022
Cash flows from operating activities:				
Net earnings	$	1,395	$	10,346
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Provision for credit losses		135		1,000
Depreciation and amortization		1,700		1,528
Premium amortization and discount accretion, net		2,380		3,091
Deferred tax (benefit) expense		(195)		686
Net loss (gain) on securities available for sale		6,295		(12)
Net gain on sale of loans held for sale		(71)		(309)
Net gain on other real estate owned		—		(162)
Loans originated for sale		(4,141)		(8,850)
Proceeds from sale of loans		4,174		10,424
Net loss (gain) on disposition of premises and equipment		—		(3,234)
Decrease (increase) in cash surrender value of bank owned life insurance		(359)		(317)
Income recognized from death benefit on bank-owned life insurance		(52)		—
Net decrease (increase) in other assets		2,652		(2,441)
Net decrease in accrued expenses and other liabilities		(2,011)		(770)
Net cash provided by operating activities	$	11,902	$	10,980
Cash flows from investing activities:				
Proceeds from sales of securities available-for-sale		111,269		4,860
Proceeds from maturities, paydowns and calls of securities available-for-sale		30,329		45,921
Purchase of securities available-for-sale		—		(93,106)
Increase in loans, net		(52,892)		(46,268)
Net purchases of premises and equipment		(418)		(7,049)
Increase in FHLB stock		(164)		(74)
Proceeds from bank-owned life insurance death benefit		216		—
Proceeds from surrender of bank-owned like insurance death benefit		3,037		—
Proceeds from sale of premises and equipment		—		4,222
Proceeds from sale of other real estate owned		—		536
Net cash provided by (used in) investing activities	$	91,377	$	(90,958)
Cash flows from financing activities:				
Net decrease in noninterest-bearing deposits		(40,648)		(4,761)
Net decrease in interest-bearing deposits		(13,446)		(39,145)
Net decrease in federal funds purchased and securities sold under agreements to repurchase		(1,065)		(897)
Stock repurchases		(229)		(504)
Dividends paid		(3,776)		(3,720)
Net cash used in financing activities	$	(59,164)	$	(49,027)
Net change in cash and cash equivalents	$	44,115	$	(129,005)
Cash and cash equivalents at beginning of period		27,254		156,259
Cash and cash equivalents at end of period	$	71,369	$	27,254
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	7,516	$	2,341
Income taxes		1,230		1,351

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, AuburnBank (the "Bank"). AuburnBank is a commercial bank located in Auburn, Alabama. The Bank provides a full range of banking services in its primary market area, Lee County, which includes the Auburn-Opelika Metropolitan Statistical Area.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which are managed as a single business segment. Significant intercompany transactions and accounts are eliminated in consolidation.

Revenue Recognition

The Company's sources of income that fall within the scope of ASC 606 include service charges on deposits, investment services, interchange fees and gains and losses on sales of other real estate, all of which are presented as components of noninterest income. The following is a summary of the revenue streams that fall within the scope of ASC 606:
Service charges on deposits, investment services, ATM and interchange fees – Fees from these services are either transaction-based, for which the performance obligations are satisfied when the individual transaction is processed, or set periodic service charges, for which the performance obligations are satisfied over the period the service is provided. Transaction-based fees are recognized at the time the transaction is processed, and periodic service charges are recognized over the service period.

Gains on sales of other real estate – A gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. ASC 606 lists several criteria required to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled. In addition to the loan-to-value, the analysis is based on various other factors, including the credit quality of the borrower, the structure of the loan, and any other factors that may affect collectability.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses, fair value measurements, valuation of other real estate owned, and valuation of deferred tax assets.

Reclassifications

Certain amounts reported in the prior period have been reclassified to conform to the current-period presentation. These reclassifications had no impact on the Company's previously reported net earnings or total stockholders' equity.

Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to December 31, 2023. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

Accounting Standards Adopted in 2023

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

In addition, CECL made changes to the accounting for available for sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The transition adjustment upon the adoption of CECL on January 1, 2023 included an increase in the allowance for credit losses on loans of $1.0 million, which is presented as a reduction to net loans outstanding, and an increase in the allowance for credit losses on unfunded loan commitments of $0.1 million, which is recorded within other liabilities. The Company recorded a net decrease to retained earnings of $0.8 million as of January 1, 2023 for the cumulative effect of adopting CECL, which reflects the transition adjustments noted above, net of the applicable deferred tax assets recorded. Results for reporting periods beginning after January 1, 2023 are presented under CECL while prior period amounts continue to be reported in accordance with previously applicable accounting standards.

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. Therefore, upon adoption of ASC 326, the Company determined that an allowance for credit losses on available for sale securities was not deemed material.

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

The Company also adopted ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" on January 1, 2023, the effective date of the guidance, on a prospective basis. ASU 2022-02 eliminated the accounting guidance for TDRs, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. Additionally, ASU 2022-02 requires an entity to disclose current-period gross write-offs by year of origination for financing receivables within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. ASU 2022-02 did not have a material impact on the Company's consolidated financial statements.

Issued not yet effective accounting standards

ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, The amendments in this Update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, The amendments in this Update enhance the transparency and decision usefulness of income tax disclosures. For public business entities, the new standard is effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

Cash Equivalents

Cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, including interest bearing deposits with other banks, and federal funds sold.

Securities

Securities are classified based on management's intention at the date of purchase. At December 31, 2023, all of the Company's securities were classified as available-for-sale. Securities available-for-sale are used as part of the Company's interest rate risk and liquidity management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risks or other factors. All securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Interest and dividends on securities, including the amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method. Premiums are amortized to the earliest call date while discounts are accreted over the estimated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to fair value through net income. If neither criterion is met, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income.

Loans held for sale

The Company originates residential mortgage loans for sale. Such loans are carried at the lower of cost or estimated fair value in the aggregate. Loan sales are recognized when the transaction closes, the proceeds are collected, and ownership is transferred. Continuing involvement, through the sales agreement, consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded net of related costs, such as commissions, and reflected as a component of mortgage lending income in the consolidated statements of earnings.

The Bank makes various representations and warranties to the purchaser of the residential mortgage loans they originated and sells, primarily to Fannie Mae. Every loan closed by the Bank's mortgage center is run through Fannie Mea or other purchasing government sponsored enterprise ("GSE") automated underwriting system. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if the Company cannot cure such failure within the specified period following discovery.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans is recorded in other assets on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued but unpaid interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until the loan qualifies for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured. Otherwise, under the cost recovery method, interest income is not recognized until the loan balance is reduced to zero.

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management confirms the loan balance is uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company's loan loss estimation process includes procedures to appropriately consider the unique characteristics of its respective loan segments (commercial and industrial, construction and land development, commercial real estate, residential real estate, and consumer loans). These segments are further disaggregated into loan classes, the level at which credit quality is monitored. See Note 5, Loans and Allowance for Credit Losses, for additional information about our loan portfolio.

Credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans.

The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. The forecasted Alabama unemployment rate is considered in the model for commercial and industrial, construction and land development, commercial real estate, and residential real estate loans. In addition, forecasted changes in the Alabama home price index is considered in the model for construction and land development and residential real estate loans. Forecasted changes in the national commercial real estate ("CRE") price index is considered in the model for commercial real estate and multifamily loans; and forecasted changes in the Alabama gross state product is considered in the model for multifamily loans. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default based on the statistical PD models.

Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments and principal payments ("curtailments") when appropriate. Management's determination of the contract term excludes expected extensions, renewals, and modifications unless the extension or renewal option is included in the contract at the reporting date and is not unconditionally cancellable by the Company. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is 4 quarters for the Company), the Company reverts, on a straight-line basis back to the historical rates over an 8 quarter reversion period.

The weighted average remaining life method was deemed most appropriate for the consumer loan segment because consumer loans contain many different payment structures, payment streams and collateral. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. The average annual charge-off rate is applied to the contractual term adjusted for prepayments.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

Loans secured by real estate with balances equal to or greater than $500 thousand and loans not secured by real estate with balances equal to or greater than $250 thousand that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the estimated fair value of collateral held at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's consolidated statements of earnings. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

On January 1, 2023, the Company recorded an adjustment for unfunded commitments of $77 thousand upon the adoption of ASC 326. At December 31, 2023, the liability for credit losses on off-balance-sheet credit exposures included in other liabilities was $0.3 million.

Provision for Credit Losses

The composition of the provision for credit losses for the respective periods is presented below.

	Years ended December 31,		
(Dollars in thousands)	2023		2022
Provision for credit losses:			
Loans	$ 125	$	1,000
Unfunded commitments (1)	10		35
Total provision for credit losses	$ 135	$	1,035

(1) Reserve requirements for unfunded commitments were reported as a component of other noninterest expense prior to the adoption of ASC 326.

Premises and Equipment

Land is carried at cost. Land improvements, buildings and improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Nonmarketable equity investments

Nonmarketable equity investments include equity securities that are not publicly traded and securities acquired for various purposes. The Bank is required to maintain certain minimum levels of equity investments in (i) Federal Reserve Bank of Atlanta based on the Bank's capital stock and surplus, and the (ii) Federal Home Bank of Atlanta ("FHLB – Atlanta") based on various factors including, the Bank's total assets, its borrowings and outstanding letters of credit from the FHLB - Atlanta and its "acquired member asset" sales to FHLB - Atlanta. These nonmarketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value by the respective issuer bank or, in the case of FHLB – Atlanta stock upon FHLB – Atlanta approval sale to another member of FHLB – Atlanta and law applicable to the member. The Company records these nonmarketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these nonmarketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Transfers of Financial Assets

Transfers of an entire financial asset (i.e. loan sales), a group of entire financial assets, or a participating interest in an entire financial asset (i.e. loan participations sold) are accounted for as sales when control over the assets have been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicings Rights

The Company recognizes as assets the rights to service mortgage loans which it originates and sells to others, principally Fannie Mae. These servicing rights are called "MSRs". The Company determines the fair value of MSRs on sold loans at the date the loan is transferred. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees.

Subsequent to the date of sale of the residential mortgage loans, the Company has elected to measure its MSRs on such sold mortgage loans under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established through a charge to earnings. The valuation allowance is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying consolidated balance sheets at the lower of cost or fair value. *See Note 14 "Fair Value"*

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase generally mature less than one year from the transaction date. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The net deferred tax asset is reflected as a component of other assets in the accompanying consolidated balance sheets.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (1) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (2) changes in income tax laws or rates, and (3) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

In accordance with ASC 740, *Income Taxes*, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. The Company and its wholly-owned subsidiaries file consolidated Federal and State of Alabama income tax returns.

Fair Value Measurements

ASC 820, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. For more information related to fair value measurements, please refer to Note 14, Fair Value.

NOTE 2: BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the year. Diluted net earnings per share reflect the potential dilution that could occur upon exercise of securities or other rights for, or convertible into, shares of the Company's common stock. As of December 31, 2023 and 2022, respectively, the Company had no such securities or other rights issued or outstanding, and therefore, no dilutive effect to consider for the diluted net earnings per share calculation.

The basic and diluted net earnings per share computations for the respective years are presented below.

	Year ended December 31	
(Dollars in thousands, except share and per share data)	**2023**	**2022**
Basic and diluted:		
Net earnings	$ 1,395	$ 10,346
Weighted average common shares outstanding	3,498,030	3,510,869
Net earnings per share	$ 0.40	$ 2.95

NOTE 3: VARIABLE INTEREST ENTITIES

Generally, a variable interest entity ("VIE") is a corporation, partnership, trust or other legal structure that does not have equity investors with substantive or proportional voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

At December 31, 2023, the Company did not have any consolidated VIEs and had one nonconsolidated VIE, which is discussed below.

New Markets Tax Credit Investment

The New Markets Tax Credit ("NMTC") program provides federal tax incentives to investors to make investments in distressed communities and promotes economic improvement through the development of successful businesses in these communities. The NMTC is available to investors over seven years and is subject to recapture if certain events occur during such period. The Company had one NMTC investment with a balance of $1.7 million and $2.1 million at December 31, 2023 and 2022, respectively, which is included in other assets in the Company's consolidated balance sheets as a VIE. While the Company's investment exceeds 50% of the outstanding equity interests in this VIE, the Company does not consolidate the VIE because the Company lacks the power to direct the activities of the VIE, and therefore is not a primary beneficiary of the VIE.

(Dollars in thousands)	Maximum Loss Exposure	Asset Recognized	Classification
Type:			
New Markets Tax Credit investment	$ 1,708	$ 1,708	Other assets

NOTE 4: SECURITIES

At December 31, 2023 and 2022, respectively, all securities within the scope of ASC 320, *Investments – Debt and Equity Securities* were classified as available-for-sale. The fair value and amortized cost for securities available-for-sale by contractual maturity at December 31, 2023 and 2022, respectively, are presented below.

(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost
December 31, 2023								
Agency obligations (a)	$ 331	10,339	43,209	—	53,879	—	8,195	$ 62,074
Agency MBS (a)	32	15,109	22,090	161,058	198,289	—	27,838	226,127
State and political subdivisions	—	—	9,691	9,051	18,742	1	2,731	21,472
Total available-for-sale	$ 363	25,448	74,990	170,109	270,910	1	38,764	$ 309,673
December 31, 2022								
Agency obligations (a)	$ 4,935	50,746	69,936	—	125,617	—	15,826	$ 141,443
Agency MBS (a)	—	7,130	27,153	183,877	218,160	—	33,146	251,306
State and political subdivisions	300	642	15,130	45,455	61,527	11	5,681	67,197
Total available-for-sale	$ 5,235	58,518	112,219	229,332	405,304	11	54,653	$ 459,946

(a) Includes securities issued by U.S. government agencies or government sponsored entities. Expected lives of these securities may differ from contractual maturities because (i) issuers may have the right to call or repay such securities obligations with or without prepayment penalties and (ii) loans included in Agency MBS generally have the right to prepay such loans in whole or in part at any time.

Securities with aggregate fair values of $211.8 million and $208.3 million at December 31, 2023 and 2022, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances, and for other purposes required or permitted by law.

Included in other assets on the accompanying consolidated balance sheets are nonmarketable equity investments. The carrying amounts of nonmarketable equity investments were $1.4 million and $1.2 million at December 31, 2023 and 2022, respectively. Nonmarketable equity investments include FHLB-Atlanta stock, Federal Reserve Bank stock, and stock in a privately held financial institution.

Fair Value and Gross Unrealized Losses

The fair values and gross unrealized losses on securities at December 31, 2023 and 2022, respectively, segregated by those securities that have been in an unrealized loss position for less than 12 months and 12 months or more are presented below.

(Dollars in thousands)	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023:						
Agency obligations	$ —	—	53,879	8,195	53,879 $	8,195
Agency MBS	66	1	198,223	27,837	198,289	27,838
State and political subdivisions	793	2	14,408	2,729	15,201	2,731
Total	$ 859	3	266,510	38,761	267,369 $	38,764
December 31, 2022:						
Agency obligations	$ 55,931	4,161	69,687	11,665	125,618 $	15,826
Agency MBS	70,293	5,842	147,867	27,304	218,160	33,146
State and political subdivisions	44,777	2,176	13,043	3,505	57,820	5,681
Total	$ 171,001	12,179	230,597	42,474	401,598 $	54,653

For the securities in the previous table, the Company considers the severity of the unrealized loss as well as the Company's intent to hold the securities to maturity or the recovery of the cost basis. Unrealized losses have not been recognized into income as the decline in fair value is largely due to changes in interest rates and other market conditions. For the securities in the previous table, as of December 31, 2023, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery.

Agency Obligations

Investments in agency obligations are guaranteed of full and timely payments by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency obligations at December 31, 2023.

Agency MBS

Investments in agency MBS are issued by Ginnie Mae, Fannie Mae, and Freddie Mac. Each of these agencies provide a guarantee of full and timely payments of principal and interest by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency MBS at December 31, 2023.

State and Political Subdivisions

Investments in state and political subdivisions are securities issued by various municipalities in the United States. The majority of the portfolio was rated AA or higher, with no securities rated below investment grade at December 31, 2023. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in state and political subdivisions at December 31, 2023.

Realized Gains and Losses

The following table presents the gross realized gains and losses on sales related to securities.

(Dollars in thousands)	2023	2022
Gross realized gains	$ 1	48
Gross realized losses	(6,296)	(36)
Realized gains, net	$ (6,295)	12

NOTE 5: LOANS AND ALLOWANCE FOR CREDIT LOSSES

(In thousands)		December 31	
		2023	2022
Commercial and industrial	$	73,374	$ 66,212
Construction and land development		68,329	66,479
Commercial real estate:			
Owner occupied		66,783	61,125
Hotel/motel		39,131	33,378
Multifamily		45,841	41,084
Other		135,552	128,986
Total commercial real estate		287,307	264,573
Residential real estate:			
Consumer mortgage		60,545	45,370
Investment property		56,912	52,278
Total residential real estate		117,457	97,648
Consumer installment		10,827	9,546
Total loans, net of unearned income		557,294	504,458

Loans secured by real estate were approximately 84.9% of the total loan portfolio at December 31, 2023. At December 31, 2023, the Company's geographic loan distribution was concentrated primarily in Lee County, Alabama and surrounding areas.

The loan portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. As part of the Company's quarterly assessment of the allowance, the loan portfolio is disaggregated into the following portfolio segments: commercial and industrial, construction and land development, commercial real estate, residential real estate and consumer installment. Where appropriate, the Company's loan portfolio segments are further disaggregated into classes. A class is generally determined based on the initial measurement attribute, risk characteristics of the loan, and an entity's method for monitoring and determining credit risk.

The following describe the risk characteristics relevant to each of the portfolio segments and classes.

Commercial and industrial ("C&I") — includes loans to finance business operations, equipment purchases, or other needs for small and medium-sized commercial customers. Also included in this category are loans to finance agricultural production. Generally, the primary source of repayment is the cash flow from business operations and activities of the borrower.

Construction and land development ("C&D") — includes both loans and credit lines for the purpose of purchasing, carrying and developing land into commercial developments or residential subdivisions. Also included are loans and lines for construction of residential, multi-family and commercial buildings. Generally the primary source of repayment is dependent upon the sale or refinance of the real estate collateral.

Commercial real estate ("CRE") — includes loans disaggregated in these classes:

  Owner occupied – includes loans secured by business facilities to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized commercial customers. Generally the primary source of loan repayment are the cash flows from the business operations and activities of the borrower, who owns the property.

  Hotel/motel – includes loans for hotels and motels. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

  Multifamily – primarily includes loans to finance income-producing multi-family properties. Loans in this class include loans for 5 or more unit residential property and apartments leased to residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

Other – primarily includes loans to finance income-producing commercial properties. Loans in this class include loans for neighborhood retail centers, medical and professional offices, single retail stores, industrial buildings, and warehouses leased generally to local businesses and residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates as well as the financial health of the borrower.

Residential real estate ("RRE") — includes loans disaggregated into two classes:

Consumer mortgage – primarily includes first or second lien mortgages and home equity lines to consumers that are secured by a primary residence or second home. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history and property value.

Investment property – primarily includes loans to finance income-producing 1-4 family residential properties. Generally, the primary source of repayment is dependent upon income generated from leasing the property securing the loan. The underwriting of these loans takes into consideration the rental rates as well as the financial health of the borrower.

Consumer installment — includes loans to individuals both secured by personal property and unsecured. Loans include personal lines of credit, automobile loans, and other retail loans. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history, and if applicable, property value.

The following is a summary of current, accruing past due and nonaccrual loans by portfolio class as of December 31, 2023 and 2022.

(In thousands)		Current	Accruing 30-89 Days Past Due	Accruing Greater than 90 days	Total Accruing Loans	Non- Accrual		Total Loans
December 31, 2023:								
Commercial and industrial	$	73,108	266	—	73,374	—	$	73,374
Construction and land development		68,329	—	—	68,329	—		68,329
Commercial real estate:								
Owner occupied		66,000	—	—	66,000	783		66,783
Hotel/motel		39,131	—	—	39,131	—		39,131
Multifamily		45,841	—	—	45,841	—		45,841
Other		135,552	—	—	135,552	—		135,552
Total commercial real estate		286,524	—	—	286,524	783		287,307
Residential real estate:								
Consumer mortgage		60,442	—	—	60,442	103		60,545
Investment property		56,597	290	—	56,887	25		56,912
Total residential real estate		117,039	290	—	117,329	128		117,457
Consumer installment		10,781	46	—	10,827	—		10,827
Total	$	555,781	602	—	556,383	911	$	557,294
December 31, 2022:								
Commercial and industrial	$	65,764	5	—	65,769	443	$	66,212
Construction and land development		66,479	—	—	66,479	—		66,479
Commercial real estate:								
Owner occupied		61,125	—	—	61,125	—		61,125
Hotel/motel		33,378	—	—	33,378	—		33,378
Multifamily		41,084	—	—	41,084	—		41,084
Other		126,870	—	—	126,870	2,116		128,986
Total commercial real estate		262,457	—	—	262,457	2,116		264,573
Residential real estate:								
Consumer mortgage		45,160	38	—	45,198	172		45,370
Investment property		52,278	—	—	52,278	—		52,278
Total residential real estate		97,438	38	—	97,476	172		97,648
Consumer installment		9,506	40	—	9,546	—		9,546
Total	$	501,644	83	—	501,727	2,731	$	504,458

Credit Quality Indicators

The credit quality of the loan portfolio is summarized no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. The following table presents credit quality indicators for the loan portfolio segments and classes by year of origination as of December 31, 2023. These categories are utilized to develop the associated allowance for credit losses using historical losses adjusted for qualitative and environmental factors and are defined as follows:

- Pass – loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.

- Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.

- Substandard Accruing – loans that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though they are currently performing. These loans are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected.

- Nonaccrual – includes loans where management has determined that full payment of principal and interest is not expected.

(Dollars in thousands)		2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total Loans
December 31, 2023:									
Commercial and industrial									
Pass	$	1,187	334	2,220	22,152	2,363	44,780	77 $	73,113
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	206	55	—	261
Nonaccrual		—	—	—	—	—	—	—	—
Total commercial and industrial		1,187	334	2,220	22,152	2,569	44,835	77	73,374
Current period gross charge-offs		—	—	13	—	151	—	—	164
Construction and land development									
Pass		6,771	13,326	11,461	11,070	4,329	20,758	614 $	68,329
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total construction and land development		6,771	13,326	11,461	11,070	4,329	20,758	614	68,329
Current period gross charge-offs		—	—	—	—	—	—	—	—
Commercial real estate:									
Owner occupied									
Pass		39	4,705	9,514	14,684	3,405	33,343	— $	65,690
Special mention		—	—	—	—	—	260	—	260
Substandard		—	—	—	—	—	50	—	50
Nonaccrual		—	—	—	—	—	783	—	783
Total owner occupied		39	4,705	9,514	14,684	3,405	34,436	—	66,783
Current period gross charge-offs		—	—	—	—	—	—	—	—
Hotel/motel									
Pass		—	1,423	7,364	8,428	3,938	17,978	— $	39,131
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total hotel/motel		—	1,423	7,364	8,428	3,938	17,978	—	39,131
Current period gross charge-offs		—	—	—	—	—	—	—	—

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total Loans
December 31, 2023:								
Multi-family								
Pass	—	81	8,292	6,765	151	30,552	—	45,841
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total multi-family	—	81	8,292	6,765	151	30,552	—	45,841
Current period gross charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	3,225	5,234	20,796	27,979	5,771	72,393	—	135,398
Special mention	—	—	—	—	—	—	—	—
Substandard	154	—	—	—	—	—	—	154
Nonaccrual	—	—	—	—	—	—	—	—
Total other	3,379	5,234	20,796	27,979	5,771	72,393	—	135,552
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential real estate:								
Consumer mortgage								
Pass	5,624	7,483	13,500	4,332	2,427	22,164	3,890	59,420
Special mention	249	—	—	56	—	190	—	495
Substandard	160	84	58	—	209	16	—	527
Nonaccrual	—	—	45	—	—	58	—	103
Total consumer mortgage	6,033	7,567	13,603	4,388	2,636	22,428	3,890	60,545
Current period gross charge-offs	—	—	—	—	—	—	—	—
Investment property								
Pass	9,358	11,630	10,299	5,252	910	16,352	2,521	56,322
Special mention	—	—	—	—	—	41	—	41
Substandard	—	233	43	—	—	—	248	524
Nonaccrual	—	—	—	—	—	25	—	25
Total investment property	9,358	11,863	10,342	5,252	910	16,418	2,769	56,912
Current period gross charge-offs	—	—	—	—	—	—	—	—
Consumer installment								
Pass	58	29	728	2,466	1,227	6,210	—	10,718
Special mention	—	—	—	27	—	18	—	45
Substandard	—	—	12	25	—	27	—	64
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer installment	58	29	740	2,518	1,227	6,255	—	10,827
Current period gross charge-offs	34	57	13	1	—	—	—	105
Total loans								
Pass	26,262	44,245	84,174	103,128	24,521	264,530	7,102	553,962
Special mention	249	—	—	83	—	509	—	841
Substandard	314	317	113	25	415	148	248	1,580
Nonaccrual	—	—	45	—	—	866	—	911
Total loans	$ 26,825	44,562	84,332	103,236	24,936	266,053	7,350	$ 557,294
Total current period gross charge-offs	$ 34	57	26	1	151	—	—	269

(In thousands)	Pass	Special Mention	Substandard Accruing	Nonaccrual	Total loans
December 31, 2022					
Commercial and industrial	$ 65,550	7	212	443	$ 66,212
Construction and land development	66,479	—	—	—	66,479
Commercial real estate:					
Owner occupied	60,726	238	161	—	61,125
Hotel/motel	33,378	—	—	—	33,378
Multifamily	41,084	—	—	—	41,084
Other	126,700	170	—	2,116	128,986
Total commercial real estate	261,888	408	161	2,116	264,573
Residential real estate:					
Consumer mortgage	44,172	439	587	172	45,370
Investment property	51,987	43	248	—	52,278
Total residential real estate	96,159	482	835	172	97,648
Consumer installment	9,498	1	47	—	9,546
Total	$ 499,574	898	1,255	2,731	$ 504,458

The following table is a summary of the Company's nonaccrual loans by major categories as of December 31, 2023 and 2022.

(Dollars in thousands)	CECL December 31, 2023				Incurred Loss December 31, 2022
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans		Nonaccrual Loans
Commercial and industrial	$ —	—	—	$	443
Commercial real estate	783	—	783		2,116
Residential real estate	—	128	128		172
Total	$ 783	128	911	$	2,731

The Company did not recognize any interest income on nonaccrual loans during 2023.

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized costs. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses:

(Dollars in thousands)	Real Estate	Total Loans
December 31, 2023:		
Commercial real estate	$ 783	$ 783
Total	$ 783	$ 783

The gross interest income which would have been recorded under the original terms of those nonaccrual loans had they been accruing interest, amounted to approximately $47 thousand and $26 thousand for the years ended December 31, 2023 and 2022, respectively.

Allowance for Credit Losses

The Company adopted ASC 326 on January 1, 2023, which introduced the CECL methodology for estimating all expected losses over the life of a financial asset. Under the CECL methodology, the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis.

The following table details the changes in the allowance for credit losses by portfolio segment for the years ended December 31, 2023 and 2022.

(in thousands)	Commercial and industrial	Construction and land Development	Commercial Real Estate	Residential Real Estate	Consumer Installment		Total
Balance, December 31, 2021	$ 857	518	2,739	739	86	$	4,939
Charge-offs	(222)	—	—	—	(70)		(292)
Recoveries	7	—	23	26	62		118
Net (charge-offs) recoveries	(215)	—	23	26	(8)		(174)
Provision	105	431	347	63	54		1,000
Balance, December 31, 2022	$ 747	949	3,109	828	132	$	5,765
Impact of adopting ASC 326	532	(17)	873	(347)	(22)		1,019
Charge-offs	(164)	—	—	—	(105)		(269)
Recoveries	204	—	—	14	5		223
Net recoveries (charge-offs)	40	—	—	14	(100)		(46)
Provision	(31)	28	(61)	51	138		125
Balance, December 31, 2023	$ 1,288	960	3,921	546	148	$	6,863

The following table presents an analysis of the allowance for loan losses and recorded investment in loans by portfolio segment and impairment methodology as of December 31, 2022, as determined, prior to adoption of ASC 326.

(In thousands)	Collectively evaluated (1)		Individually evaluated (2)		Total	
	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans
December 31, 2022:						
Commercial and industrial	$ 688	65,769	59	443	747 $	66,212
Construction and land	949	66,479	—	—	949	66,479
Commercial real estate	2,663	262,457	446	2,116	3,109	264,573
Residential real estate	828	97,648	—	—	828	97,648
Consumer installment	132	9,546	—	—	132	9,546
Total	$ 5,260	501,899	505	2,559	5,765 $	504,458

(1) Represents loans collectively evaluated for impairment prior to the adoption of ASC 326, in accordance with ASC 450-20, *Loss Contingencies,* and pursuant to amendments by ASU 2010-20 regards allowance for non-impaired loans.

(2) Represents loans individually evaluated for impairment, prior to adoption of ASC 326, in accordance with ASC 310-30, *Receivables*, pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.

Impaired loans

The following tables present impaired loans at December 31, 2022 as determined under ASC 310 prior to the adoption of ASC 326. Loans that have been fully charged-off are not included in the following table. The related allowance generally represents the following components which correspond to impaired loans:

- Individually evaluated impaired loans equal to or greater than $500 thousand secured by real estate (nonaccrual construction and land development, commercial real estate, and residential real estate).

- Individually evaluated impaired loans equal to or greater than $250 thousand not secured by real estate (nonaccrual commercial and industrial and consumer loans).

The following table sets forth certain information regarding the Company's impaired loans that were individually evaluated for impairment at December 31, 2022.

		December 31, 2022		
(In thousands)	Unpaid principal balance (1)	Charge-offs and payments applied (2)	Recorded investment (3)	Related allowance
With no allowance recorded:				
Commercial and industrial	$ 210	(1) $	209	$ —
Commercial real estate:				
Owner occupied	858	(3)	855	—
Total commercial real estate	858	(3)	855	—
Total	1,068	(4)	1,064	—
With allowance recorded:				
Commercial and industrial	234	—	234	59
Commercial real estate:				
Owner occupied	1,261	—	1,261	446
Total commercial real estate	1,261	—	1,261	446
Total	1,495	—	1,495	505
Total impaired loans	$ 2,563	(4) $	2,559	$ 505

(1) Unpaid principal balance represents the contractual obligation due from the customer.
(2) Charge-offs and payments applied represents cumulative charge-offs taken, as well as interest payments that have been applied against the outstanding principal balance subsequent to the loans being placed on nonaccrual status.
(3) Recorded investment represents the unpaid principal balance less charge-offs and payments applied; it is shown before any related allowance for loan losses.

Pursuant to the adoption of ASU 2022-02, effective January 1, 2023, the Company prospectively discontinued the recognition and measurement guidance previously required for troubled debt restructurings (TDRs). As of December 31, 2023, the Company had no loans that would have previously required disclosure as TDRs.

The following table provides the average recorded investment in impaired loans, if any, by portfolio segment, and the amount of interest income recognized on impaired loans after impairment by portfolio segment and class for the year ended December 31, 2022 as determined under ASC 310 prior to adoption of ASC 326.

		Year ended December 31, 2022		
		Average recorded investment		Total interest income recognized
(In thousands)				
Impaired loans:				
Commercial and industrial	$	34	$	—
Commercial real estate:				
Owner occupied		163		—
Other		153		—
Total commercial real estate		316		—
Residential real estate:				
Investment property		5		—
Total residential real estate		5		—
Total	$	355	$	—

NOTE 6: PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2023 and 2022 is presented below.

			December 31	
(Dollars in thousands)		**2023**		**2022**
Land and improvements	$	12,800		12,788
Buildings and improvements		35,442		35,241
Furniture, fixtures, and equipment		3,986		3,861
Construction in progress		39		39
Total premises and equipment		52,267		51,929
Less: accumulated depreciation		(6,732)		(5,354)
Premises and equipment, net	$	45,535		46,575

Depreciation expense was approximately $1.4 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively, and is a component of net occupancy and equipment expense in the consolidated statements of earnings.

NOTE 7: MORTGAGE SERVICING RIGHTS, NET

MSRs are recognized based on the fair value of the servicing rights on the date the corresponding mortgage loans are sold. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. Servicing fee income is recorded net of related amortization expense and recognized in earnings as part of mortgage lending income.

The Company has recorded MSRs related to loans sold without recourse to Fannie Mae. The Company generally sells conforming, fixed-rate, closed-end, residential mortgages to Fannie Mae. MSRs are included in other assets on the accompanying consolidated balance sheets.

The Company evaluates MSRs for impairment on a quarterly basis. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established. The valuation allowance is adjusted as the fair value changes. Changes in the valuation allowance are recognized in earnings as a component of mortgage lending income.

The following table details the changes in amortized MSRs and the related valuation allowance for the years ended December 31, 2023 and 2022.

		Year ended December 31	
(Dollars in thousands)		2023	2022
Beginning balance	$	1,151	1,309
Additions, net		38	111
Amortization expense		(197)	(269)
Ending balance	$	992	1,151
Valuation allowance included in MSRs, net:			
Beginning of period	$	—	—
End of period		—	—
Fair value of amortized MSRs:			
Beginning of period	$	2,369	1,908
End of period		2,382	2,369

Data and assumptions used in the fair value calculation related to MSRs at December 31, 2023 and 2022, respectively, are presented below.

		December 31	
(Dollars in thousands)		2023	2022
Unpaid principal balance	$	216,648	234,349
Weighted average prepayment speed (CPR)		6.0 %	7.6
Discount rate (annual percentage)		10.5 %	9.5
Weighted average coupon interest rate		3.5 %	3.4
Weighted average remaining maturity (months)		245	256
Weighted average servicing fee (basis points)		25.0	25.0

At December 31, 2023, the weighted average amortization period for MSRs was 7.5 years. Estimated amortization expense for each of the next five years is presented below.

(Dollars in thousands)		December 31, 2023
2024	$	126
2025		112
2026		100
2027		88
2028		78

NOTE 8: DEPOSITS

At December 31, 2023, the scheduled maturities of certificates of deposit and other time deposits are presented below.

(Dollars in thousands)		**December 31, 2023**
2024	$	166,433
2025		13,456
2026		3,410
2027		12,695
2028		2,221
Thereafter		—
Total certificates of deposit and other time deposits	$	198,215

Additionally, at December 31, 2023 and 2022, approximately $97.6 million and $57.4 million, respectively, of certificates of deposit and other time deposits were issued in denominations greater than $250 thousand.

At December 31, 2023 and 2022, the amount of deposit accounts in overdraft status that were reclassified to loans on the accompanying consolidated balance sheets was not material.

NOTE 9: LEASE COMMITMENTS

We lease certain office facilities and equipment under operating leases. Rent expense for all operating leases totaled $0.2 million for both years ended December 31, 2023 and 2022. Aggregate lease right of use assets were $485 thousand and $588 thousand at December 31, 2023 and 2022, respectively. Aggregate lease liabilities were $509 thousand and $611 thousand at December 31, 2023 and 2022, respectively. Rent expense includes amounts related to items that are not included in the determination of lease right of use assets including expenses related to short-term leases totaling $0.1 million for the year ended December 31, 2023.

Lease payments under operating leases that were applied to our operating lease liability totaled $123 thousand during the year ended December 31, 2023. The following table reconciles future undiscounted lease payments due under non-cancelable operating leases (those amounts subject to recognition) to the aggregate operating lease liability as of December 31, 2023.

(Dollars in thousands)		**Future lease payments**
2024	$	123
2025		114
2026		96
2027		96
2028		81
Thereafter		41
Total undiscounted operating lease liabilities	$	551
Imputed interest		42
Total operating lease liabilities included in the accompanying consolidated balance sheets	$	509
Weighted-average lease terms in years		5.01
Weighted-average discount rate		3.20 %

NOTE 10: OTHER COMPREHENSIVE LOSS

Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net earnings and other comprehensive loss. Other comprehensive loss for the years ended December 31, 2023 and 2022, is presented below.

(Dollars in thousands)		Pre-tax amount	Tax benefit (expense)	Net of tax amount
2023:				
Unrealized net holding gain on securities	$	9,584	(2,407)	7,177
Reclassification adjustment for net loss on securities recognized in net earnings		6,295	(1,581)	4,714
Other comprehensive income	$	15,879	(3,988)	11,891
2022:				
Unrealized net holding loss on securities	$	(55,819)	14,017	(41,802)
Reclassification adjustment for net gain on securities recognized in net earnings		(12)	3	(9)
Other comprehensive loss	$	(55,831)	14,020	(41,811)

NOTE 11: INCOME TAXES

For the years ended December 31, 2023 and 2022 the components of income tax expense from continuing operations are presented below.

(Dollars in thousands)		Year ended December 31 2023	2022
Current income tax (benefit) expense:			
Federal	$	(448)	1,461
State		(134)	356
Total current income tax (benefit) expense		(582)	1,817
Deferred income tax (benefit) expense:			
Federal		(293)	556
State		98	130
Total deferred income tax (benefit) expense		(195)	686
Total income tax (benefit) expense	$	(777)	2,503

Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 21% to earnings before income taxes. A reconciliation of the differences for the years ended December 31, 2023 and 2022, is presented below.

(Dollars in thousands)		2023		2022	
		Amount	Percent of pre-tax earnings	Amount	Percent of pre-tax earnings
Earnings before income taxes	$	618		12,849	
Income taxes at statutory rate		130	21.0 %	2,698	21.0 %
Tax-exempt interest		(493)	(79.8)	(523)	(4.1)
State income taxes, net of federal tax effect		(43)	(7.0)	346	2.7
New Markets Tax Credit		(356)	(57.6)	(356)	(2.8)
Bank-owned life insurance		(88)	(14.2)	141	1.1
Other		73	11.9	197	1.6
Total income tax (benefit) expense	$	(777)	(125.7)%	2,503	19.5 %

At December 31, 2023 and 2022, the Company had a net deferred tax asset of $10.3 million and $13.8 million, respectively, included in other assets on the consolidated balance sheet. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are presented below.

		December 31	
(Dollars in thousands)		2023	2022
Deferred tax assets:			
Allowance for credit losses	$	1,724	1,448
Unrealized loss on securities		9,734	13,722
Net operating loss carry-forwards		253	—
Tax credit carry-forwards		356	—
Accrued bonus		185	228
Right of use liability		128	153
Other		71	70
Total deferred tax assets		12,451	15,621
Deferred tax liabilities:			
Premises and equipment		1,315	767
Originated mortgage servicing rights		249	289
Right of use asset		122	148
New Markets Tax Credit investment		181	179
Other		332	469
Total deferred tax liabilities		2,199	1,852
Net deferred tax asset	$	10,252	13,769

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the remaining deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2023. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The change in the net deferred tax asset for the years ended December 31, 2023 and 2022, is presented below.

| | | Year ended December 31 | |
		2023	2022
Net deferred tax asset (liability):			
Balance, beginning of year	$	13,769	435
Cumulative effect of change in accounting standard		276	—
Deferred tax expense related to continuing operations		195	(686)
Stockholders' equity, for accumulated other comprehensive income		(3,988)	14,020
Balance, end of year	$	10,252	13,769

(Dollars in thousands)

ASC 740, _Income Taxes,_ defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the de-recognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2023, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company does not anticipate any material increase or decrease in unrecognized tax benefits during 2024 relative to any tax positions taken prior to December 31, 2023. As of December 31, 2023, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense.

The Company and its subsidiaries file consolidated U.S. federal and State of Alabama income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the State of Alabama for the years ended December 31, 2020 through 2023.

NOTE 12: EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified defined contribution retirement plan, the Auburn National Bancorporation, Inc. 401(k) Plan (the "Plan"). Eligible employees may contribute up to 100% of eligible compensation, subject to statutory limits upon completion of 2 months of service. Furthermore, the Company allows employer Safe Harbor contributions. Participants are immediately vested in employer Safe Harbor contributions. The Company's matching contributions on behalf of participants were equal to $1.00 for each $1.00 contributed by participants, up to 3% of each participant's eligible compensation, and $0.50 for every $1.00 contributed by participants, above 3% up to 5% of each participant's eligible compensation, for a maximum matching contribution of 4% of the participants' eligible compensation. Company matching contributions to the Plan were approximately $0.3 million for the years ended December 31, 2023 and 2022, respectively, and are included in salaries and benefits expense.

NOTE 13: COMMITMENTS AND CONTINGENT LIABILITIES

Credit-Related Financial Instruments

The Company is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2023 and 2022, the following financial instruments were outstanding whose contract amount represents credit risk.

				December 31
(Dollars in thousands)		2023		2022
Commitments to extend credit	$	73,606	$	87,657
Standby letters of credit		629		1,041

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment agreement and provided the commitments are not otherwise cancelable by the Bank. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer. The Company records an allowance for credit losses on off-balance sheet exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's Consolidated Statement of Earnings, prior to the adoption of ASC 326, changes in the allowance were recorded as a component of other noninterest expense. The allowance for credit losses related to unfunded commitments was $0.3 million and $0.2 million at December 31, 2023 and 2022, respectively, and is included in other liabilities on the Company's Consolidated Balance Sheet. *See "Note 1: Summary of Significant Accounting Policies – Allowanace for credit losses – Unfunded commitments."*

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral, including accounts receivable, inventory, equipment, marketable securities, and property to support those commitments for which collateral is deemed necessary. The Company has a recorded a liability for the estimated fair value of these standby letters of credit in the amount of $9 thousand and $16 thousand at December 31, 2023 and 2022, respectively.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material adverse effect upon the consolidated financial condition or results of operations of the Company and the Bank.

NOTE 14: FAIR VALUE

Fair Value Hierarchy

"Fair value" is defined by ASC 820, *Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for an asset or liability at the measurement date. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly.

Level 3—inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability.

Level changes in fair value measurements

Transfers between levels of the fair value hierarchy are generally recognized at the end of the reporting period. The Company monitors the valuation techniques utilized for each category of financial assets and liabilities to ascertain when transfers between levels have been affected. The nature of the Company's financial assets and liabilities generally is such that transfers in and out of any level are expected to be infrequent. For the years ended December 31, 2023 and 2022, there were no transfers between levels and no changes in valuation techniques for the Company's financial assets and liabilities.

Assets and liabilities measured at fair value on a recurring basis

Securities available-for-sale

Fair values of securities available for sale were primarily measured using Level 2 inputs. For these securities, the Company obtains pricing from third party pricing services. These third-party pricing services consider observable data that may include broker/dealer quotes, market spreads, cash flows, market consensus prepayment speeds, benchmark yields, reported trades for similar securities, credit information and the securities' terms and conditions. On a quarterly basis, management reviews the pricing received from the third-party pricing services for reasonableness given current market conditions. As part of its review, management may obtain non-binding third party broker quotes to validate the fair value measurements. In addition, management will periodically submit pricing provided by the third-party pricing services to another independent valuation firm on a sample basis. This independent valuation firm will compare the price provided by the third-party pricing service with its own price and will review the significant assumptions and valuation methodologies used with management.

The following table presents the balances of the assets and liabilities measured at fair value on a recurring as of December 31, 2023 and 2022, respectively, by caption, on the accompanying consolidated balance sheets by ASC 820 valuation hierarchy (as described above).

(Dollars in thousands)	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023:				
Securities available-for-sale:				
Agency obligations	$ 53,879	—	53,879	—
Agency MBS	198,289	—	198,289	—
State and political subdivisions	18,742	—	18,742	—
Total securities available-for-sale	270,910	—	270,910	—
Total assets at fair value	$ 270,910	—	270,910	—
December 31, 2022:				
Securities available-for-sale:				
Agency obligations	$ 125,617	—	125,617	—
Agency MBS	218,160	—	218,160	—
State and political subdivisions	61,527	—	61,527	—
Total securities available-for-sale	405,304	—	405,304	—
Total assets at fair value	$ 405,304	—	405,304	—

Assets and liabilities measured at fair value on a nonrecurring basis

Collateral Dependent Loans

Collateral dependent loans are measured at the fair value of the collateral securing loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Mortgage servicing rights, net

Mortgage servicing rights, net, included in other assets on the accompanying consolidated balance sheets, are carried at the lower of cost or estimated fair value. MSRs do not trade in an active market with readily observable prices. To determine the fair value of MSRs, the Company engages an independent third party. The independent third party's valuation model calculates the present value of estimated future net servicing income using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Periodically, the Company will review broker surveys and other market research to validate significant assumptions used in the model. The significant unobservable inputs include prepayment speeds or the constant prepayment rate ("CPR") and the weighted average discount rate. Because the valuation of MSRs requires the use of significant unobservable inputs, all of the Company's MSRs are classified within Level 3 of the valuation hierarchy.

The following table presents the balances of the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 and 2022, respectively, by caption, on the accompanying consolidated balance sheets and by ASC 820 valuation hierarchy (as described above):

(Dollars in thousands)		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023:					
Loans, net[1]	$	783	—	—	783
Other assets [2]		992	—	—	992
Total assets at fair value	$	1,775	—	—	1,775
December 31, 2022:					
Loans, net[3]	$	2,054	—	—	2,054
Other assets [2]		1,151	—	—	1,151
Total assets at fair value	$	3,205	—	—	3,205

[1]Loans considered collateral dependent under ASC 326

[2]Represents MSRs, net carried at lower of cost or estimated fair value.

[3]Loans considered impaired under ASC 310-10-35 Receivables, prior to the adoption of ASC 326. This amount reflects the recorded investment in impaired loans, net of any related allowance for loan losses.

Quantitative Disclosures for Level 3 Fair Value Measurements

At December 31, 2023 and 2022, the Company had no Level 3 assets measured at fair value on a recurring basis. For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2023 and 2022, the significant unobservable inputs used in the fair value measurements are presented below.

(Dollars in thousands)		Carrying Amount	Valuation Technique	Significant Unobservable Input	Range			Weighted Average of Input
December 31, 2023:								
Collateral dependent loans	$	783	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Mortgage servicing rights, net		992	Discounted cash flow	Prepayment speed or CPR	5.9	-	10.6 %	6.0%
				Discount rate	10.5	-	12.5 %	10.5%
December 31, 2022:								
Impaired loans	$	2,054	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Mortgage servicing rights, net		1,151	Discounted cash flow	Prepayment speed or CPR	5.2	-	18.6 %	7.6%
				Discount rate	9.5	-	11.5 %	9.5%

Fair Value of Financial Instruments

ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather are good faith estimates of the fair value of financial instruments held by the Company. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Loans, net

Fair values for loans were calculated using discounted cash flows. The discount rates reflected current rates at which similar loans would be made for the same remaining maturities. Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments. The fair value of loans was measured using an exit price notion.

Time Deposits

Fair values for time deposits were estimated using discounted cash flows. The discount rates were based on rates currently offered for deposits with similar remaining maturities.

The carrying value, related estimated fair value, and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2023 and 2022 are presented below. This table excludes financial instruments for which the carrying amount approximates fair value. Financial assets for which fair value approximates carrying value included cash and cash equivalents. Financial liabilities for which fair value approximates carrying value included noninterest-bearing demand deposits, interest-bearing demand deposits, and savings deposits. Fair value approximates carrying value in these financial liabilities due to these products having no stated maturity. Additionally, financial liabilities for which fair value approximates carrying value included overnight borrowings such as federal funds purchased and securities sold under agreements to repurchase.

The following table summarizes our fair value estimates:

						Fair Value Hierarchy		
(Dollars in thousands)		Carrying amount		Estimated fair value		Level 1 inputs	Level 2 inputs	Level 3 Inputs
December 31, 2023:								
Financial Assets:								
Loans, net (1)	$	550,431	$	526,372	$	— $	— $	526,372
Financial Liabilities:								
Time Deposits	$	198,215	$	195,171	$	— $	195,171 $	—
December 31, 2022:								
Financial Assets:								
Loans, net (1)	$	498,693	$	484,007	$	— $	— $	484,007
Financial Liabilities:								
Time Deposits	$	150,375	$	150,146	$	— $	150,146 $	—

(1) Represents loans, net and the allowance for credit losses. The fair value of loans was measured using an exit price notion.

NOTE 15: RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company, the Bank, and their immediate families and affiliates. These persons, corporations, and firms have had transactions in the ordinary course of business with the Company and Bank, including borrowings, all of which management believes were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable tranactions with unaffiliated persons and did not involve more than the normal risk of collectability or present other unfavorable features. A summary of such outstanding loans is presented below:

(Dollars in thousands)	Amount
Loans outstanding at December 31, 2022	$ 1,646
New loans/advances	567
Repayments	(316)
Loans outstanding at December 31, 2023	$ 1,897

During 2023 and 2022, certain executive officers, directors and principal shareholders' of the Company and the Bank, including companies and related parties with which they are affiliated, were deposit customers of the bank. Total deposits for these persons at December 31, 2023 and 2022 amounted to $21.1 million and $22.8 million, respectively.

NOTE 16: REGULATORY RESTRICTIONS AND CAPITAL RATIOS

As required by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018, the Federal Reserve Board issued rule that expanded applicability of the Board's small bank holding company policy statement (the "Small BHC Policy Statement") and has been added as Appendix C to Federal Reserve Regulation Y. These increased the Small BHC Policy Statement's asset limit from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (1) is not engaged in significant nonbanking activities; (2) does not conduct significant off-balance sheet activities; and (3) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding that are registered with the SEC. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve may exclude a company from this asset level increase. The Federal Reserve has treated the Company as a small bank holding company for purposes of the Small BHC Policy Statement and therefore has considered only the Bank's capital and not the Company's consolidated capital.

The Bank remains subject to regulatory capital requirements of the Alabama Banking Department and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, necessary capital to support risks and other factors. Notwithstanding the minimum capital requirements, Federal Reserve Regulation Q states that a Federal Reserve-regulated institution must maintain capital commensurate with the level and nature of all risks to which such institution is exposed.

Federal Reserve Regulation Q limits "distributions" and discretionary bonus payments from eligible retained income" by sate member banks, such as the Bank, unless its capital conservation buffer of common equity Tier 1 capital ("CET1") exceeds 2.5%. "Distributions" include dividends declared or paid on common stock, and stock repurchases, redemptions or repurchases of Tier 2 capital instruments (unless replaced by a capital instrument in the same quarter). "Eligible retained income" for the Bank and other Federal Reserve regulated institutions is the greater of:

(A) The Board-regulated institution's net income, calculated in accordance with the instructions to the institution's FR Y–9C or Call Report, for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income; and

(B) The average of the Board-regulated institution's net income, calculated in accordance with the instructions to the institutions' FR Y–9C or Call Report, as applicable, for the four calendar quarters preceding the current calendar quarter.

The Bank's Call Report is used for its calculation of "eligible retained income".

As of December 31, 2023, the Bank is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. Management has not received any notification from the Bank's regulators that changes the Bank's regulatory capital status.

The actual capital amounts and ratios for the Bank and the aforementioned minimums as of December 31, 2023 and 2022 are presented below.

(Dollars in thousands)	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2023:						
Tier 1 Leverage Capital	$ 103,886	9.72%	$ 42,732	4.00%	$ 53,415	5.00%
Common Equity Tier 1 Capital	103,886	14.52	32,194	4.50	46,503	6.50
Tier 1 Risk-Based Capital	103,886	14.52	42,926	6.00	57,234	8.00
Total Risk-Based Capital	111,035	15.52	57,234	8.00	71,543	10.00
At December 31, 2022:						
Tier 1 Leverage Capital	$ 106,886	10.01%	$ 42,716	4.00%	$ 53,394	5.00%
Common Equity Tier 1 Capital	106,886	15.39	31,252	4.50	45,142	6.50
Tier 1 Risk-Based Capital	106,866	15.39	41,669	6.00	55,559	8.00
Total Risk-Based Capital	112,851	16.25	55,559	8.00	69,449	10.00

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs which are restricted by Alabama and Federal law and regulations as described above. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2023, the Bank could have declared additional dividends of approximately $8.2 million without prior approval of regulatory authorities. As a result of this limitation, approximately $68.3 million of the Company's investment in the Bank was restricted from transfer in the form of dividends.

NOTE 17: AUBURN NATIONAL BANCORPORATION (PARENT COMPANY)

The Parent Company's condensed balance sheets and related condensed statements of earnings and cash flows are as follows.

CONDENSED BALANCE SHEETS

		December 31	
(Dollars in thousands)		2023	2022
Assets:			
Cash and due from banks	$	1,277	1,700
Investment in bank subsidiary		74,857	65,967
Other assets		523	522
Total assets	$	76,657	68,189
Liabilities:			
Accrued expenses and other liabilities	$	150	148
Total liabilities		150	148
Stockholders' equity		76,507	68,041
Total liabilities and stockholders' equity	$	76,657	68,189

CONDENSED STATEMENTS OF EARNINGS

		Year ended December 31	
(Dollars in thousands)		**2023**	**2022**
Income:			
Dividends from bank subsidiary	$	3,776	3,719
Noninterest income		8	78
Total income		3,784	3,797
Expense:			
Noninterest expense		239	326
Total expense		239	326
Earnings before income tax expense and equity in undistributed earnings of bank subsidiary		3,545	3,471
Income tax benefit		(30)	(48)
Earnings before equity in undistributed earnings of bank subsidiary		3,575	3,519
Equity in (distributed) undistributed earnings of bank subsidiary		(2,180)	6,827
Net earnings	$	1,395	10,346

CONDENSED STATEMENTS OF CASH FLOWS

		Year ended December 31	
(Dollars in thousands)		**2023**	**2022**
Cash flows from operating activities:			
Net earnings	$	1,395	10,346
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net (increase) decrease in other assets		(1)	108
Net increase (decrease) in other liabilities		8	(408)
Equity in (distributed) undistributed earnings of bank subsidiary		2,180	(6,827)
Net cash provided by operating activities		3,582	3,219
Cash flows from financing activities:			
Dividends paid		(3,776)	(3,720)
Stock repurchases		(229)	(504)
Net cash used in financing activities		(4,005)	(4,224)
Net change in cash and cash equivalents		(423)	(1,005)
Cash and cash equivalents at beginning of period		1,700	2,705
Cash and cash equivalents at end of period	$	1,277	1,700

This Page Intentionally Left Blank

Performance Graph

The following performance graph compares the cumulative, total return on the Company's Common Stock from December 31, 2018 to December 31, 2023, with that of the Nasdaq Composite Index and S&P U.S. BMI Banks – Southeast Region Index (assuming a $100 investment on December 31, 2018). Cumulative total return represents the change in stock price and the amount of dividends received over the indicated period, assuming the reinvestment of dividends.



Auburn National Bancorporation, Inc.

Total Return Performance

| | Period Ending | | | | | |
Index	12/31/2018	12/31/2019	12/30/2020	12/30/2021	12/31/2022	12/31/2023
Auburn National Bancorporation, Inc.	100.00	171.98	138.22	110.10	81.48	79.19
NASDAQ Composite Index	100.00	136.69	198.10	242.03	163.28	236.17
S&P U.S. BMI Banks - Southeast Region Index	100.00	140.94	126.37	180.49	146.81	151.44

CORPORATE INFORMATION

Corporate Headquarters

100 North Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-2796
AuburnBank.com

Independent Auditors

Elliott Davis LLC
355 S. Main Street, Suite 500
Greenville, SC 29601

Shareholder Services

Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

> Computershare
> P.O. Box 43006
> Providence, RI 02940-3006
> Phone: 1-800-368-5948

For frequently asked questions, visit the Transfer Agent's home page at: computershare.com

Annual Meeting

Tuesday, May 14, 2024
3:00 PM (Central Time)

AuburnBank Center
100 North Gay Street
Auburn, AL 36830

Investor Relations

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases, are available free of charge through a link on our website at auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's headquarters.

Common Stock Listing

Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Global Market under the symbol AUBN.

Dividend Reinvestment and Stock Purchase Plan

Auburn National Bancorporation, Inc. offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

Direct Deposit of Dividends

Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.

AUBURN NATIONAL
Bancorporation, Inc.



AUBURN NATIONAL

Bancorporation, Inc.

AUBURNBANK.COM | MEMBER FDIC